My SONIC®

Express Yourself

Find Great Unique Food

It's not just good. It's SONIC Good®.



Rating:

Sonic began in 1953 in Shawnee, Oklahoma.

Today, we franchise and operate the largest chain of drive-in restaurants in the country, with more than 3,400 Sonic Drive-Ins from coast to coast.

Our drive-in experience, together with a unique menu and personalized Carhop service, positions us as one of the most highly differentiated concepts in the quick-service restaurant (QSR) industry. At a typical Sonic Drive-In, customers park in one of 20 to 36 canopy-covered spaces and place orders through an intercom speaker system. A smiling Carhop delivers the customer's order car-side. Customers also may enjoy drive-thru service at many Sonic locations. Sonic Drive-Ins feature signature menu items, offering made-when-you-order Ex-Long Chili Cheese Coneys, hamburgers, wraps and other sandwiches, hand-battered Onion Rings, Tater Tots and a full breakfast menu. We are known for our variety of Frozen Favorites® treats and Fountain Favorites® drinks, too, like Cherry Limeades, Real Fruit Slushes and Cream Pie Shakes, making Sonic Your Ultimate Drink Stop®. Sonic also offers a variety of choices for health-conscious customers, including salads and several low-calorie drinks, like a diet version of our classic Cherry Limeade.

Financial Highlights

($ in thousands, except per share data)	2008	2007	Change
Operations (for the year)			
Total revenues	$804,713	$770,469	4%
Income from operations	$144,208	$145,289	-1%
Net income per diluted share	$ 0.97	$ 0.96 [1]	1%
Weighted average diluted shares outstanding	62,270	70,592	-12%
System Information (for the year or at year's end)			
Partner drive-ins [2]	684	654	5%
Franchise drive-ins	2,791	2,689	4%
System-wide drive-ins [3]	3,475	3,343	4%
System-wide average drive-in sales [3]	$ 1,125	$ 1,109	1%
Change in system-wide sales [3]	5.6%	8.6%	
Change in system-wide same-store sales [3, 4]	0.9%	3.1%	

[1] Net income per diluted share for 2007, on a GAAP basis, was $0.91. As presented above, we exclude $0.05 in special items associated with Sonic's tender offer and subsequent financing activities and, as such, it is a non-GAAP financial measure. We believe showing net income per diluted share, excluding debt extinguishment charges, provides additional insight into the strength of our operations and aids in the comparability of current- and prior-year results.

[2] Partner drive-ins are those Sonic Drive-Ins in which we own a majority interest, typically at least 60 percent. Most supervisors and managers of partner drive-ins own a minority equity interest.

[3] System-wide information, which combines partner drive-in and franchise drive-in information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand as well as our revenues, since franchisees pay royalties based on a percentage of sales.

[4] Changes in same-store sales based on drive-ins open for at least 15 months.

To Our Stockholders

We experienced both unusual successes and sizeable near-term challenges in fiscal year 2008. Unprecedented changes in the economy and capital markets have affected every consumer and business across the nation. At Sonic, we approach our business not only by building on successes, but by also confronting challenges, viewing them as opportunities, with the expectation that we will emerge stronger than before. As a leading franchising company with healthy operating cash flows, we are well positioned to face these challenges and adapt our strategy to meet today's consumer and business needs.

Brand successes for 2008 included achieving our 22nd consecutive year of positive system-wide same-store sales, a noteworthy and unique record, a great tribute to our operators and our brand and a tremendous accomplishment considering the strong headwinds our industry faces today. In addition, we continue to make the transition from a regional to a national brand, opening new drive-ins in New Jersey, Michigan and Minnesota, not to mention the first Sonic in the Chicago metropolitan area. Sales for new drive-ins in these and other new markets exceeded our expectations and, in many cases, broke prior sales records. Our development pipeline is the strongest it has ever been with commitments for almost 1,000 new drive-ins over the next several years in both new and existing markets. These highlights not only reflect the fundamental strength of our brand, but the building blocks of our multi-layered growth strategy, which position us well for long-term success.

The challenges we confronted in 2008 were numerous and included a decline in partner drive-in same-store sales, a more price-driven competitive environment, increased commodity costs and falling consumer discretionary income. The combination of these factors resulted in lower-than-expected sales and earnings for the fiscal year. Sonic's revenues increased 4 percent to $804.7 million from $770.5 million in fiscal 2007, and net income per share for fiscal 2008 was $0.97 versus $0.96 last year, with the prior-year amount excluding $0.05 per share of debt extinguishment charges incurred in fiscal 2007. While these challenges affect our near-term performance and are painful, they also provide the opportunity for us to think more creatively about how we approach our business.

We know today's consumers want quality food, delivered fast, at a reasonable price. Our goal is to meet their needs while surprising and delighting them with our unique service and concept. We have implemented a number of changes to improve our partner drive-in and system performance. These changes include a renewed focus on customer service and products to meet consumers' changing tastes and price sensitivity. Increased media expenditures will continue to support new product news and emphasize Sonic's distinctive menu offerings throughout the day. Happy Hour, launched system-wide in November 2007, has been tremendously successful at highlighting Sonic's distinctive drink business. With continued declines in consumer spending and confidence, we recognize the importance of providing compelling snack and meal options at a value price. During fiscal 2009, Sonic will seek to provide time- and wallet-pressed customers with plenty of options, while always emphasizing quality.

One of our strongest attributes is that Sonic always has been a great franchising business, with franchise drive-ins comprising more than 80 percent of the system. This model has provided increased opportunity and profits for franchisees as well as strong cash flow and earnings for stockholders. Over the next several years, we plan to refranchise underperforming drive-ins and moderate the growth of our partner drive-ins, reducing the percentage of partner drive-ins from 20 percent of the system to approximately 12 to 14 percent of the system. This is not the first time Sonic has undertaken such an initiative. In the late 1990s, we also pursued a similar strategy with great success. Refranchising is an opportunity for us to better focus on improving performance at our remaining partner drive-ins and allocate our capital more strategically. We intend to use the cash generated from this initiative to reduce debt or for other initiatives that add stockholder value.

One of Sonic's key strategic layers and successes continues to be our unit expansion. Despite recent turmoil in the financial markets and its effect on the availability of capital for our franchisees, our chain continues to grow in existing and new markets alike. Sonic franchisees opened 140 new drive-ins during 2008 and rebuilt another 64. A number of these new drive-ins opened in new markets, many by franchisees who are new to Sonic and recognize the growth and profit potential of our brand. Some people waited in line overnight just to get their first taste of Sonic's signature Cherry Limeade or an Ex-Long Chili Cheese Coney with Tater Tots. These record-breaking sales demonstrate the strength and appeal of the Sonic brand across the nation and bode well for remaining growth opportunities available within the U.S.

While new drive-in development was a focus for our new franchisees, our existing franchisees made significant investments retrofitting, rebuilding or relocating existing drive-ins. Franchisees retrofitted 800 drive-ins during 2008, resulting in approximately 60 percent of system-wide drive-ins now sporting the new look. Equally notable, and as mentioned earlier, the number of drive-ins rebuilt or relocated by franchisees increased to 64 in 2008, a record for the Sonic system. Although we do not count these rebuilds and relocations as new drive-in development, they require the same level of investment, sometimes more, as a new drive-in and typically offer higher sales returns for our franchisees. Taken together with new drive-in openings and retrofits, franchisee investment in the Sonic brand was at record levels during 2008, reflecting strong loyalty and confidence in growing our brand.

Another important part of our multi-layered growth strategy is the structure and management of our capital. Generating strong cash flows is a key benefit of being a franchise company. In October 2006, we took advantage of our solid balance sheet, executing a recapitalization by purchasing more than 30 percent of our total outstanding shares. We financed this transaction with $600 million of fixed-rate debt at 5.7 percent interest, which requires principal payments through December 2012. This feature allows us to de-leverage over time, and we are pleased to report that we continue to surpass our debt covenants easily.

Tight capital markets also require companies to maintain strong liquidity positions. Sonic is well positioned in this respect also. With approximately $30 million in cash investments over and above our operating requirements, we do not anticipate needing to access capital markets in the foreseeable future. We plan to continue to maintain a strong cash flow, reflecting the strength of both our business model and our ability to adapt to changing times.

As the theme of our annual report suggests, everybody's talkin' about our brand. Not only are they talking about food for our customers, opportunities for our franchisees or jobs for our employees, but also about having fun and making memories with friends and family, having personal and professional success and providing solid returns for our stockholders. Delivering quality food, fast, in a fun and memorable setting has been our trademark for 55 years. As we look to the future, we are confident that we will continue to confront our near-term challenges successfully. In the process, we will stand out as the favorite restaurant for people of all ages and as a compelling growth concept with solid returns for franchisees and stockholders as we have for many years.



Sincerely,

Clifford Hudson
Chairman and Chief Executive Officer

Hi,

I was going back through my old High School yearbook the other day, and thought maybe you guys might find this a little amusing.

My name is Ken Baker. My very first job was as a carhop at the Sonic in Sulphur Springs, Texas in 1972-73. I was making $.65 an hour, working and going to school. I managed to ascend from carhop to fry cook, and then finally to head cook, over the course of that two year stint. At that time I was making a whopping $1.25 an hour!

I went on to work for a short time at the Sonic in College Station, Texas, while attending Texas A&M. I now work for Hewlett Packard in Houston, Texas.

My high school sold ad space to the store in 1973, and I thought that I would share a bit of nostalgia with you folks. I have very fond memories of my time there, from peeling potatoes for French fries, making the onion rings for the day, to cutting up all sorts of fresh vegetables for burgers. I must admit that I do not miss the late night lot wash downs, nor the grill cleanings! But all in all, Sonic provided me with my original work ethic, and for that I am grateful.

BTW, the diet cherry limeade is awesome!

Thought ... to see how Sonic carhops dressed in 1973.
Yes, that

Have a

Rega

Ken




The best thing about being
a Sonic Carhop is the way your
customers look up to you.




SONIC

Carhops Deliver th

You can immediately see the difference as you approach the drive-in, the hustle of Carhops, some on skates, to deliver made-when-you-order food and beverages to eager customers. There's a kind of gravitational pull to this place. It's a sensation of familiarity, reminding you of past good times and, simultaneously, suggesting something almost futuristic in its setting. It's exciting, distinctive, high-energy, and definitely not your typical fast-food restaurant.

Welcome to Sonic®, America's Drive-In®, where our name promises a dining experience that's truly different from anything else in the QSR industry, and where our famous Carhop service delivers a level of personal attention that simply cannot be matched at conventional fast-food places. As consumers become more discriminating in their spending for meals away from home, it's important to stand out in an increasingly crowded marketplace. Nothing better symbolizes the distinctive competitive position Sonic has achieved than its Carhops and the unique service and delivery system they signify.

At Sonic, this means customers have ultimate control over the ordering process. Choosing whether to park in one of our drive-in spaces, use the drive-thru lane, or enjoy patio dining, customers decide to order at their own pace. Then, while the Sonic crew *prepares each order fresh after it has been placed and speeds it on its way, customers*

Sonic Way.

can sit back and share casual conversation with friends or family, listen to great music courtesy of Sonic Radio® and relax in a drive-in setting that makes breakfast, lunch or dinner – or quick afternoon snacks and late-night treats – a memorable part of any day.

At Sonic, unlike other places, the service doesn't stop when the order is delivered. Our Carhops, outfitted with our famous "Smile Trays" that carry extra condiments, peppermints and other essentials, continually patrol the drive-in to ensure that each and every customer has a completely satisfying experience at Sonic.

As competitive choices expand, as consumers become even more selective in where they spend their dining budgets and as service expectation levels rise, many factors will continue to drive customer satisfaction – and separate the best from the others. Paramount among these drivers is speed-of-service, which traditionally has been a hallmark of Sonic's unique service and delivery system and has made us the talk of the QSR industry for years. In the future, however, we don't intend to rest on tradition; we plan to be the pacesetter, placing even greater emphasis on responding to customers within seconds after they "push the red button," following that with quick, efficient and correct order preparation and delivery, and continually examining operations for ways to speed great Sonic food curbside.

For more about Sonic, see WHAT IS SONIC®? at www.sonicdrivein.com


5:45pm
Hon, got stuck @ the ofc, cnt mke dinner 2nite. mayB u could stop by Sonic n pick me up an XL coney n tots? Don't 4gt my fave, grape limeade. Ctch up w/u guys @ home l8r.
5:52pm
Sure, no problem. :)


can go to Sonic with a car full
of picky kids, and everyone
comes away happy.





Fresh Choices. All

People across America are developing a real appetite for Sonic, and they're not bashful about saying so. Their views are easy to understand considering that we have perhaps the most diverse menu in our industry, with expanded choices that keep us fresh and relevant to changing tastes and satisfy a broader range of customers – whether they are value-oriented or seeking our one-of-a-kind premium selections. Moreover, we constantly highlight and refresh our menu with steady new product news and limited-time offers. So for our customers, whether it's breakfast solo, out to lunch with co-workers or a leisurely dinner on Sonic's patio with the family before or after a movie, Sonic has everyone's favorites -- no matter how big the crowd.

Take a moment to think about your perceptions of fast food. The first thing that comes to mind: Burgers, fries and soft drinks, right? Or, how about a chicken sandwich? At Sonic, these are only openers, but we'd like to think that ours are among the best you will find anywhere, including all the essentials and, from time to time, standouts like our Island Fire® Burger or Angus-Bacon Cheeseburger. What really separates us from the pack, however, is the breadth of our menu after the basics. Consider alternatives such as our Ex-Long Chili Cheese Coneys and Grilled Chicken Wraps, our Tater Tots and hand-battered Onion Rings and our Santa Fe Grilled Chicken Salad. Or think about French Toast Sticks, Real Fruit Smoothies or any of our Breakfast Toaster® sandwiches, made with sausage, ham or bacon plus egg and cheese. All of these are made after you order and served hot and fresh. In addition to our salads, we even

Day Long.

have new choices for those seeking more wholesome fare, like our new low-fat String Cheese and fresh bananas, which can be ordered as a side, a snack or as part of a Wacky Pack® meal for the kids.

Don't forget drinks and desserts, either – other areas in which we excel with our Fountain Favorites® drinks and Frozen Favorites® desserts. Important crossovers throughout our day-part periods and anchors for our daily Happy Hour promotions from two until four in the afternoon, our extensive drink offerings solidify our position as Your Ultimate Drink Stop®. At last count, we offer nearly 169,000 different combinations of drink flavors – including our quintessential Cherry Limeade along with other fruit variations and low-calorie diet versions. More recently, we've launched a new premium coffee program with hot espresso specialty drinks and lattes and their frozen cousins, our own Sonic Java Chillers. Topping off great food and drink, we offer a range of sweet delectables for dessert, like sundaes, malts and shakes, including our famous Cream Pie shakes, CreamSlush® treats, and SONIC Blast® soft-serve desserts.

Best of all, virtually everything at Sonic, from sandwiches to sides, drinks to desserts, is completely customizable. Change this, add a double shot of that, and hold the pickles; we do it all with a smile. We're totally flexible. And our complete menu is available anytime throughout the day, so our customers don't have to watch the clock to satisfy their cravings for great Sonic food.

For more about Sonic's menu choices, see MENU & NUTRITION at www.sonicdrivein.com



SPORTS

Chicago's 1st-place teams stay hot, win routs on road

Ryan Dempster, Cubs rally past Florida 9-2, increase lead to 5½

Alexei Ramirez, Sox slam A's 13-1, keep pace with Twins

Chicago Tribune

Monday, August 18, 2008 Chicagoland Final

Breaking news and more at chicagotribune.com

Would-be patrons' fruitless attempts to pry food and drink from wary workers in training will come to an end Tuesday when the Chicago area's newest fast-food joint finally opens

Carhops—that's how Sonic rolls

By Christopher Borrelli
Tribune reporter

Russians, Georgians engage in war of spin

The Tribune's Alex Rodriguez finds cagey denials and unverified claims aimed at gaining global support

BEIJING OLYMPICS

U.S. runners off track

Is perfection off-putting?

Used with permission.
Chicago Tribune, August 18, 20
© 2008 Chicago Tribune.
All rights reserved.


Collecting Wacky Pack® toys
for the grandkids sure will be
easier since Sonic came to town.
KIDS'
ULTIMATE
DRINK
STOP.


HAPPY
HOUR
1/2 PRICE DRINKS


CHICAGO
CUBS

Going From Region

It's in the headlines everywhere, across large cities and small towns, in more places than ever before – Sonic is on the move, and it really has people talking. Starting in Oklahoma and later building to a regional chain, one for years confined largely to the Southwest and Southeast, we've more recently expanded our horizons nationally – coast to coast and border to border. Consumers are excited about our new flavor of QSR and eclectic menu choices Sonic brings to their communities. Investors are keen for the sizable market opportunities that still await Sonic in so many states, even those we've called home for years. Loyal longtime franchisees, as well as those new to our system, also see steadily rising average unit volumes and drive-in level profits, appreciate the brand leadership that Sonic corporate provides, and recognize the tremendous potential for Sonic's ongoing expansion.

Over the past five years, we and our franchisees have opened almost 900 new drive-ins, including 169 during fiscal year 2008. Through these steady development efforts, we've expanded the chain to 3,475 locations as of August 31, 2008, up more than 28 percent over the five-year period. Combined with new drive-in growth, our franchisees have picked up the pace in relocations and rebuilds of existing drive-ins, which can dramatically improve operating performance. Also, they have accelerated the implementation of our retrofit program, which is now approximately 60 percent complete system-wide. As notable as these accomplishments are, the future looks equally bright based on our solid development pipeline: We ended this past fiscal year with commitments for new drive-ins totaling almost 1,000 – the highest level in our history.

l to National.

Along the way, we've increased our presence in traditional markets and, just as important, we've made a solid and successful push into new markets in the northern reaches of the United States. In these new places and cooler climates, we've received a warm welcome from consumers who are equally as passionate for the Sonic brand as anywhere else in the country. One look at the long opening-day lines in some of our new markets – that don't subside for weeks in many cases – tells you just how ardent our new fans can be.

Over the past three years, our new market penetration has gained significant momentum as we rolled into eight states, including Delaware, Oregon, Pennsylvania, and Washington in 2006, South Dakota in 2007 and, in the past year alone, Michigan, Minnesota, and New Jersey. We've also entered several major metropolitan areas in the process, most notably the Philadelphia area and more recently suburban Chicago, Detroit and Portland, Oregon. Each of these new market entries has opened the doors for Sonic in significant population centers, allowing us to demonstrate up close and personal just how fun and distinctive Sonic is. And if the almost-fanatical feedback we've received so far in these new markets is any indication, Sonic has arrived not a minute too soon!

For more about Sonic's expansion, see ABOUT SONIC®/INVESTOR INFO/Where Is Sonic? at www.sonicdrivein.com


To: Ken Watford
From: Andrea & Jess Wetsel
Subject: Catching Up
Ken, it was great to see you at the convention last week. It was our first as Sonic franchisees and we were totally blown away by the welcome and support we received from all you "old-timers." We can already see how the tips we picked up from the formal sessions and hall talk will help us improve our operations. But it was the pointers on customer service that really hit home for us.
We are looking forward to seeing you next month to visit a drive-in under construction. We have big plans for expansion in Portland and seeing how others approach some of the site considerations you mention will come in handy some day.
From some of the "new kids on the block," thanks for sharing your experience. If you ever have a chance to get to Portland, please let us know. We'd love to show you around and pick your brain about some of our development ideas. Dinner will be on us (at our Sonic, of course)!
Andrea and Jess
The Wetsel Company


I like Sonic's *business* model.
The engine that powers it is a
55-year history of franchising.





Andrea and Jess Wetsel, franchisees in Portland, Oregon, and ecipients of Sonic's 2008 Newcomer Award, consult with Ken Walford (right), the 2008 Troy Smith Hall of Fame nductee and a veteran of the chain since 1966, at a new Dallas-area drive-in.

An Experienced Fra

At a time when other restaurant companies begin to embrace the idea of franchising as a way to boost performance, we've got something to say to them: Welcome to our world! We're no Johnny-come-lately to this idea; we've been franchise-oriented for 55 years, and approximately 80 percent of our chain is operated by franchisees. Through the years we've laid deep roots and built long and lasting relationships based on mutual trust and respect. We've learned how to involve franchisees at every level of our business, and we've become a stronger concept for it. Brand leadership: It's a two-way street, one that we've walked for quite some time.

We've seen experienced hands as well as newcomers to the industry seize the dream of being their own boss, running their own company and becoming a thriving entrepreneur. Named twice as one of the best restaurant franchises in the country over the past few years, we're proud of the role Sonic has played in helping our franchisees reach a level of success that is both remarkable and inspiring, ranking these men and women among the owners of the best small businesses in America!

Their success is reflected in the performance of our drive-ins, where average unit volumes have increased 24 percent over the past five years. It's no surprise the way our franchisees have responded: Voting with their pocketbooks by committing to a record number of almost 1,000 new drive-ins in our pipeline, accelerating the implementation of the Sonic retrofit and ramping up the number of drive-ins they relocate or rebuild.

chise Organization.

There are two obvious benefits to the unprecedented level of enthusiasm we see among our franchisees. First, the overall growth of our brand and chain can be traced in large part to the entrepreneurial spirit of our franchisees, who have been at the forefront of our expansion into new markets. In the past year, they opened 83 percent of our total new drive-ins and continue to take the lead in new market development. Considering the current state of affairs in the credit markets, and the well-publicized retrenchment occurring among well-known franchise lenders, it is impossible to predict whether this expansion pace can be sustained over the near term. Still, we know that a majority of our franchisees primarily utilize local and regional financing sources rather than national franchise lenders. So, we are optimistic that this will help insulate us – and our franchisees – from tighter credit markets. We remain confident about the long-term growth prospects for the Sonic brand.

Second, at its most elemental level, perhaps the most encouraging aspect of our franchise orientation is the opportunity to transfer knowledge across the generations, imbuing new franchisees with a wealth of experience achieved by the veterans of our system. This mentoring process, a deeply held Sonic tradition that melds experience and fresh ideas, helps those new to our brand learn the ropes and come up to speed more quickly, a factor we believe has contributed to the vastly improved new drive-in performance we've seen over the past few years.

For more about Sonic's franchising, see ABOUT SONIC®/FRANCHISE INFO at www.sonicdrivein.com

MySONIC®

Express Yourself

Find Great Unique Food

It's not just good. It's SONIC Good®.



Rating:



Dude, we are going to be more famous than Pete and TJ; we'll probably even set the record for most views!


HAPPY HOUR
½ PRICE
DRINKS & SLUSHES
ANGUS
ultimate
CHEESY
HAPPY HOUR



Getting the Word O

Travel the country, and almost any place you visit you'll find people talking about Sonic – even if there is no Sonic there! They've seen the ads, heard about the food, perhaps even remember Sonic from having lived in Oklahoma, Texas or other areas fortunate enough to have a Sonic Drive-In. Whatever the reason, this building excitement reflects a ready-made and eager customer base, motivated by strong brand awareness, all waiting for the day when Sonic comes to town.

Much of our growing fan base is directly attributable to a broad and concerted media program that has spanned the past several years. In 2008, Sonic dedicated $190 million to media expenditures, up nine percent for the year and almost twice the amount spent just five years ago. These increasing funds support local cooperative marketing efforts, local broadcast television and radio, as well as new media initiatives, especially Internet-delivered messaging that reaches teens and young adults – demographics where we enjoy strong market share versus others in the QSR industry.

Still, a sizable portion of these expenditures, almost one-half in fact, is targeted at national cable advertising that enables us to reach a nationwide audience in our existing, new and potential markets, efficiently and effectively. Some may say that's a shotgun approach, taking the Sonic message to every market in America and places that may not know a drive-in from a drive-thru. They ask: "Why stir people up for a concept that has not yet arrived?" Our answer is simple – and compelling. While we plant the seeds for the Sonic brand in newer markets, we also get more views from customers across our markets, since they watch more national cable programming than broadcast television. Just take a look at the opening sales for drive-ins in our new markets, which in some cases have hit $1 million in less than 12 weeks (for context, keep in mind that our annual system-wide unit volume averaged $1.125 million in fiscal 2008). Results like these, and the steady push they provide to average unit volumes and higher drive-in level profits at existing drive-ins, continue to reinforce the enthusiasm of our franchisees for the Sonic brand and help attract a growing number of qualified and seasoned new operators to our chain.

Importantly, Sonic's media initiatives also are closely linked with our day-part strategy, as we seek to enhance sales and profits throughout the day. We view the way we communicate our messages to the market as a matrix, with the goal of simultaneously building the Sonic brand and raising consumer top-of-mind awareness. We promote specific products related to key parts of the day, whether they be breakfast, lunch, dinner, afternoon or evening offerings. This means while we are promoting Sonic as Your Ultimate Drink Stop®, solidifying our position as THE destination for the widest selection of drinks imaginable, cold and hot, and drawing crowds throughout the day, we're also tantalizing those in search of late-night snacks with a new shake or frozen treat to build our after-dinner business. And considering our track record for developing tasty new products, and the backing of a hefty marketing program that will grow to more than $200 million next year, we think we have plenty more to talk about.

For more about Sonic's marketing, see WHAT'S OUT THERE at www.sonicdrivein.com

System-wide

Drive-In Locations

Over the past three years, our new market penetration has gained significant momentum as we rolled into eight states, including Delaware, Oregon, Pennsylvania, and Washington in 2006, South Dakota in 2007 and, in the past year alone, Michigan, Minnesota, and New Jersey.

☐ New states entered since 2006


5
7
3
3
1
10

What do you have to say?

SONIC
America's Drive-In®

300 Johnny Bench Drive • Oklahoma City, Oklahoma 73104
405/225-5000 • www.sonicdrivein.com

"No argument here. I love Sonic's unique food items, especially the Ched 'R' Peppers®."

"THE PATIO IS A GREAT PLACE TO MEET FRIENDS FOR A FROZEN TREAT. IT REALLY COOLS US OFF."

"Welcome to Sonic. May I take your order please?"

Grilled Chicken Salad

"The best way to start the day is with a Java Chiller. No, wait, make that a Tropical Smoothie."

"I like how everything on Sonic's menu is available all day long."

SONIC America's Drive-In

I love the Carhops. hey remind me of rowing up in the 50s."

TEXAS TOAST

"Chicagoland, here we come."

"At Sonic, I can drive through, eat on the patio, or take it to go... It's the best of all worlds combined."

"Java Chiller, it's a thriller."

Tater TOTS

years of same-store sales increases."

"A multi-layered growth strategy drives this franchise-based organization well into 2010."

168,894

"Hey, I'd like mine with chili!"

Sonic at a Glance

Total Revenues



Year	03	04	05	06	07	08
$ in Millions	$447	$536	$623	$693	$770	**$805**

Net Income Per Diluted Share[1]

[1] 2003-2005 results have been adjusted to implement SFAS 123R on a modified prospective basis.

[2] Excludes $0.05 in special items associated with Sonic's tender offer and subsequent financing activities



Year	03	04	05	06	07	08
	$0.52	$0.63	$0.75	$0.88	$0.96[2]	**$0.97**

Drive-Ins System-Wide



Year	03	04	05	06	07	08
	2,706	2,885	3,039	3,188	3,343	**3,475**

System-Wide Average Sales Per Drive-In



Year	03	04	05	06	07	08
$ in Thousands	$907	$964	$1,023	$1,070	$1,109	**$1,125**

Change in System-Wide Same-Store Sales



Year	03	04	05	06	07	08
	0.3%	6.5%	6.0%	4.5%	3.1%	**0.9%**

System-Wide Marketing Expenditures


Total
National Cable

Year	03	04	05	06	07	08
$ in Millions	$100	$110	$125	$145	$175	**$190**
	$20	$32	$60	$72	$90	**$95**

Day-Part Mix



Sonic	
Lunch/Dinner	49%
Afternoon	20%
After Dinner	18%
Morning	13%

QSR	
Lunch/Dinner	71%
Afternoon	7%
After Dinner	6%
Morning	16%

Selected Financial Data

The following table sets forth selected financial data regarding the company's financial condition and operating results. One should read the following information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the company's Consolidated Financial Statements, included elsewhere in this report.

	Year ended August 31,				
	2008	2007	2006	2005[1]	2004[1]
	(In thousands, except per share data)				
Income Statement Data:					
Partner Drive-In sales	$ 671,151	$ 646,915	$ 585,832	$ 525,988	$ 449,585
Franchise Drive-Ins:					
Franchise royalties	121,944	111,052	98,163	88,027	77,518
Franchise fees	5,167	4,574	4,747	4,311	4,958
Other	6,451	7,928	4,520	4,740	4,385
Total revenues	804,713	770,469	693,262	623,066	536,446
Cost of Partner Drive-In sales	548,102	520,176	468,627	421,906	358,859
Selling, general and administrative	61,179	58,736	52,048	47,503	44,765
Depreciation and amortization	50,653	45,103	40,696	35,821	32,528
Provision for impairment of long-lived assets	571	1,165	264	387	675
Total expenses	660,505	625,180	561,635	505,617	436,827
Income from operations	144,208	145,289	131,627	117,449	99,619
Debt extinguishment and other costs	–	6,076	–	–	–
Interest expense, net	47,927	38,330	7,578	5,785	6,378
Income before income taxes	$ 96,281	$ 100,883	$ 124,049	$ 111,664	$ 93,241
Net income	$ 60,319	$ 64,192	$ 78,705	$ 70,443	$ 58,031
Income per share[2]:					
Basic	$ 1.00	$ 0.94	$ 0.91	$ 0.78	$ 0.65
Diluted	$ 0.97	$ 0.91	$ 0.88	$ 0.75	$ 0.63
Weighted average shares used in calculation[2]:					
Basic	60,403	68,019	86,260	89,992	88,970
Diluted	62,270	70,592	89,239	93,647	92,481
Balance Sheet Data:					
Working capital (deficit)	$ (13,115)	$ (40,784)	$ (35,585)	$ (30,093)	$ (14,537)
Property, equipment and capital leases, net	586,245	529,993	477,054	422,825	376,315
Total assets	836,312	758,520	638,018	563,316	518,633
Obligations under capital leases (including current portion)	37,385	39,318	36,625	38,525	40,531
Long-term debt (including current portion)	759,422	710,743	122,399	60,195	82,169
Stockholders' equity (deficit)	(64,116)	(106,802)	391,693	387,917	337,900
Cash dividends declared per common share	–	–	–	–	–

(1) Previously reported prior-year results have been adjusted to implement SFAS 123R on a modified retrospective basis.
(2) Adjusted for three-for-two stock splits in 2006 and 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Description of the Business. Sonic operates and franchises the largest chain of drive-in restaurants in the United States. As of August 31, 2008, the Sonic system was comprised of 3,475 drive-ins, of which 20% were Partner Drive-Ins (drive-ins for which Sonic owns a majority interest and the supervisor and manager of the drive-in own a minority interest) and 80% were Franchise Drive-Ins (drive-ins owned and operated by our franchisees). Sonic Drive-Ins feature signature menu items such as specialty drinks and frozen desserts, made-to-order sandwiches and a unique breakfast menu. We derive our revenues primarily from Partner Drive-In sales and royalties from franchisees. We also receive revenues from initial franchise fees, and to a lesser extent, from the selling and leasing of signs and real estate.

Costs of Partner Drive-In sales, including minority interest in earnings of drive-ins, relate directly to Partner Drive-In sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to the company's franchising operations, as well as Partner Drive-In operations. Our revenues and expenses are directly affected by the number and sales volumes of Partner Drive-Ins. Our revenues and, to a lesser extent, expenses also are affected by the number and sales volumes of Franchise Drive-Ins. Initial franchise fees and franchise royalties are directly affected by the number of Franchise Drive-In openings.

Overview of Business Performance. Fiscal year 2008 marked our 22nd consecutive year of positive same store sales growth and earnings per share increased slightly. Investments by franchisees in new and existing development remained solid throughout the year, with the opening of 140 new drive-ins, the relocation or rebuilding of 64 existing drive-ins, and the completion of 800 retrofits for the fiscal year. We also opened the first Sonic drive-ins in several new markets and new states with very strong opening results.

Despite the strength of our business in core and new markets, we face a number of challenges in our transition from a regional to a national brand, particularly in developing markets (which represent 25% of all drive-ins). In addition, the performance of our Partner Drive-Ins has lagged behind our franchisees. Our profitability has also been negatively impacted by the general business climate including low consumer sentiment and rising commodity and labor costs.

As a result, we plan to refine our strategy in the coming year including refranchising underperforming Partner Drive-Ins and slowing the growth of new Partner Drive-Ins. We believe reducing the number of Partner Drive-Ins we operate will allow us to improve sales and operations for remaining Partner Drive-Ins while we continue to emphasize new store development, promotions and other initiatives to drive sales for the entire system.

The refranchising initiative is anticipated to occur over the next four years and will target underperforming Partner Drive-Ins in core and developing markets. Currently, Partner Drive-Ins comprise approximately 20% of the entire system. Over time, accelerated expansion by franchisees, combined with the refranchising and slower growth of Partner Drive-Ins, is anticipated to reduce this number to 12% to 14% of the system. Increased development of new Franchise Drive-Ins is expected to continue with particular emphasis on new markets. Further, implementation of the franchise retrofit program will continue to be an important initiative for the Sonic system. In addition to refranchising efforts, other initiatives, such as increases in media expenditures, new product news and improved sales performance of Partner Drive-Ins, are expected to have a positive impact on earnings in fiscal year 2009.

The growth and success of our business is built around implementation of our multi-layered growth strategy, which features the following components:

- Positive same-store sales growth fueled by the ongoing retrofit program, the relocation and rebuilding of existing drive-ins and the installation of electronic messaging signs;
- Expansion of the Sonic brand through new unit growth, particularly by franchisees;
- Increased franchising income stemming from franchisee new unit growth, same-store sales growth and our unique ascending royalty rate; and
- The use of excess operating cash flow and proceeds from refranchising of Partner Drive-Ins to pay down debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table provides information regarding the number of Partner Drive-Ins and Franchise Drive-Ins in operation as of the end of the periods indicated as well as the system-wide growth in sales and average unit volume. System-wide information includes both Partner Drive-In and Franchise Drive-In information, which we believe is useful in analyzing the growth of the brand as well as the company's revenues since franchisees pay royalties based on a percentage of sales.

	System-Wide Performance Year Ended August 31,		
	2008	2007	2006
		($ in thousands)	
Percentage increase in sales	5.6%	8.6%	10.7%
System-wide drive-ins in operation [1]:			
Total at beginning of period	3,343	3,188	3,039
Opened	169	175	173
Closed (net of re-openings)	(37)	(20)	(24)
Total at end of period	3,475	3,343	3,188
Core markets [2]	2,602	2,500	2,435
Developing markets [2]	873	843	753
All markets	3,475	3,343	3,188
Average sales per drive-in:			
Core markets	$ 1,175	$ 1,145	$ 1,105
Developing markets	973	998	954
All markets	1,125	1,109	1,070
Change in same-store sales [3]:			
Core markets	2.4%	3.6%	5.3%
Developing markets	(5.2)	1.2	1.5
All markets	0.9	3.1	4.5

(1) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(2) Markets are identified based on television viewing areas and further classified as core or developing markets based upon number of drive-ins in a market and the level of advertising support. Market classifications are updated periodically.

(3) Represents percentage change for drive-ins open for a minimum of 15 months.

System-wide same-store sales increased 0.9% during fiscal year 2008 as a result of slight increases in traffic (number of transactions per drive-in) and average check. The increase in traffic was aided by the system-wide implementation of Happy Hour in November 2007, which features half-price drinks from 2:00 pm to 4:00 pm every day.

The company continues to pursue specific sales-driving initiatives including, but not limited to:

- The ongoing physical retrofit of drive-ins with a new look;
- The relocation and rebuilding of existing drive-ins which often result in significant sales increases;
- The ongoing installation of electronic messaging signs;
- Increasing our share of sales in non-traditional day parts including the morning, afternoon, and evening day parts;
- Providing an exceptional customer service experience;
- Using technology to reach customers and improve the customer experience;
- Promoting new products on a monthly basis focused on quality and expanded choice for our customers; and
- Growing brand awareness through increased media spending and greater use of network cable advertising.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During fiscal year 2008, our system-wide media expenditures were approximately $190 million as compared to $175 million in fiscal year 2007, which we believe continues to increase overall brand awareness. Approximately one-half of our media dollars are spent on system-wide marketing fund efforts, which are largely used for network cable television advertising. Expenditures for national cable advertising increased from approximately $90 million in fiscal year 2007 to approximately $95 million in fiscal year 2008. Increased network cable advertising provides several benefits including the ability to more effectively target and better reach the cable audience, which has now surpassed broadcast networks in terms of viewers. In addition, national cable advertising also allows us to bring additional depth to our media and expand our message beyond our traditional emphasis on a single monthly promotion. The balance of our system-wide media expenditures is focused on local store advertising. Looking forward, we expect system-wide media expenditures to exceed $200 million in fiscal 2009, with the system-wide marketing fund representing approximately one-half of total media expenditures.

The following table provides information regarding drive-in development across the system. Retrofits represent investments to upgrade the exterior look of our drive-ins, typically including an upgraded building exterior, new more energy-efficient lighting, a significantly enhanced patio area, and improved menu housings.

	Year Ended August 31,		
	2008	2007	2006
New drive-ins:			
Partner	29	29	35
Franchise	140	146	138
System-wide	169	175	173
Rebuilds/relocations:			
Partner	5	7	6
Franchise	64	35	11
System-wide	69	42	17
Retrofits, including rebuilds/relocations:			
Partner	167	175	120
Franchise	800	316	12
System-wide	967	491	132

Results of Operations

Revenues. The following table sets forth the components of revenue for the reported periods and the relative change between the comparable periods.

	Revenues Year Ended August 31,		Increase/ (Decrease)	Percent Increase/ (Decrease)
	2008	2007		
	($ in thousands)			
Revenues:				
Partner Drive-In sales	$ 671,151	$ 646,915	$ 24,236	3.8%
Franchise revenues:				
Franchise royalties	121,944	111,052	10,892	9.8
Franchise fees	5,167	4,574	593	13.0
Other	6,451	7,928	(1,477)	(18.6)
Total revenues	$ 804,713	$ 770,469	$ 34,244	4.4

Management's Discussion and Analysis of Financial Condition and Results of Operations

	Revenues Year Ended August 31, 2007	2006	Increase/ (Decrease)	Percent Increase/ (Decrease)
	($ in thousands)			
Revenues:				
Partner Drive-In sales	$ 646,915	$ 585,832	$ 61,083	10.4%
Franchise revenues:				
Franchise royalties	111,052	98,163	12,889	13.1
Franchise fees	4,574	4,747	(173)	(3.6)
Other	7,928	4,520	3,408	75.4
Total revenues	$ 770,469	$ 693,262	$ 77,207	11.1

The following table reflects the growth in Partner Drive-In sales and changes in comparable drive-in sales for Partner Drive-Ins. It also presents information about average unit volumes and the number of Partner Drive-Ins, which is useful in analyzing the growth of Partner Drive-In sales.

	Partner Drive-In Sales Year ended August 31, 2008	2007	2006
		($ in thousands)	
Partner Drive-In sales	$ 671,151	$ 646,915	$585,832
Percentage increase	3.8%	10.4%	11.4%
Partner Drive-Ins in operation [1]:			
Total at beginning of period	654	623	574
Opened	29	29	35
Acquired from (sold to) franchisees, net	6	5	15
Closed	(5)	(3)	(1)
Total at end of period	684	654	623
Average sales per Partner Drive-In	$ 1,007	$ 1,017	$ 980
Percentage increase	(1.0)%	3.8%	2.4%
Change in same-store sales [2]	(1.6)%	2.5%	1.9%

(1) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(2) Represents percentage change for drive-ins open for a minimum of 15 months.

For fiscal year 2008, Partner Drive-In sales increased 3.8%. The increase was comprised of sales from newly constructed drive-ins and acquired drive-ins, offset by the decrease in sales from lower same-store sales. During fiscal year 2007, Partner Drive-In sales increased 10.4%. The majority of this increase came from sales for newly constructed drive-ins as well as increases in same-store sales.

During fiscal year 2008, same-store sales at Partner Drive-Ins declined 1.6%, as compared to the 0.9% increase for the system. The company believes the declining performance at Partner Drive-Ins is attributable, at least in part, to consumer reaction to aggressive price increases taken last year combined with a decline in service. Since the deterioration in performance became apparent during the third quarter, several actions have been taken, including an organizational restructure (management and other personnel changes) as well as a simplified incentive compensation plan, which strengthens the partnership program and places increased emphasis on customer service, particularly at the assistant manager level. In addition, we are implementing a more strategic approach to pricing. These efforts are expected to have a positive impact on Partner Drive-In sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table reflects the growth in franchise income (franchise royalties and franchise fees) as well as franchise sales, average unit volumes and the number of Franchise Drive-Ins. While we do not record Franchise Drive-In sales as revenues, we believe this information is important in understanding our financial performance since these sales are the basis on which we calculate and record franchise royalties. This information is also indicative of the financial health of our franchisees.

	Franchise Information Year ended August 31,		
	2008	2007	2006
		($ in thousands)	
Franchise fees and royalties [1]	$ 127,111	$ 115,626	$ 102,910
Percentage increase	9.9%	12.4%	11.4%
Franchise Drive-Ins in operation [2]:			
Total at beginning of period	2,689	2,565	2,465
Opened	140	146	138
Acquired from (sold to) company, net	(6)	(5)	(15)
Closed	(32)	(17)	(23)
Total at end of period	2,791	2,689	2,565
Franchise Drive-In sales	$3,139,996	$2,961,168	$2,735,802
Percentage increase	6.0%	8.2%	10.6%
Effective royalty rate	3.88%	3.75%	3.59%
Average sales per Franchise Drive-In	$ 1,154	$ 1,132	$ 1,092
Change in same-store sales [3]	1.4%	3.3%	5.1%

(1) See Revenue Recognition Related to Franchise Fees and Royalties in the Critical Accounting Policies and Estimates section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Drive-ins that are temporarily closed for various reasons (repairs, remodeling, relocations, etc.) are not considered closed unless the company determines that they are unlikely to reopen within a reasonable time.

(3) Represents percentage change for drive-ins open for a minimum of 15 months.

Franchise royalties experienced a 9.9% increase related primarily to royalties from new Franchise Drive-Ins and the increasing effective royalty rate. A smaller portion of the increase relates to growth in same-store sales at Franchise Drive-Ins.

The increase in the effective royalty rate includes the beneficial impact from the conversion of licenses for approximately 790 Franchise Drive-Ins in April 2007. These conversions resulted in the franchisees paying a higher royalty rate in exchange for the extension of their license term.

Franchisees opened 140 new drive-ins in fiscal year 2008, down from 146 new drive-ins in fiscal year 2007. However, franchisee investment in existing drive-ins increased considerably during fiscal year 2008, including the relocation or rebuild of 64 drive-ins (versus 35 in the prior year) and the retrofit of 800 drive-ins (versus 316 in fiscal year 2007). Despite the decrease in new drive-ins opened, franchise fees increased 13.0% to $5.2 million. Fees associated with the termination of area development agreements increased $0.5 million in fiscal year 2008 compared to prior year. These termination fees were the primary reason for the year-over-year increase in overall franchise fees, and despite the termination of some of these agreements, the number of drive-ins expected to be built in connection with such agreements has increased over the prior year. For fiscal year 2007, franchise fees decreased 3.6% as a result of approximately $0.3 million more in fees recognized in fiscal year 2006 from terminations of area development agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other income decreased 18.6% to $6.5 million in fiscal year 2008 from $7.9 million in fiscal year 2007. The decrease relates primarily to the net favorable impact of non-income tax matters recognized in fiscal year 2007 with no comparable benefit in fiscal year 2008.

Operating Expenses. The following table presents the overall costs of drive-in operations, as a percentage of Partner Drive-In sales. Minority interest in earnings of Partner Drive-Ins is included as a part of cost of sales, in the table below, since it is directly related to Partner Drive-In operations.

	Restaurant-Level Margins Year ended August 31, 2008	2007	Percentage points Increase/ (Decrease)
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	26.5%	25.7%	0.8
Payroll and other employee benefits	31.1	30.4	0.7
Minority interest in earnings of Partner Drive-Ins	3.3	4.1	(0.8)
Other operating expenses	20.9	20.1	0.8
	81.8%	80.3%	1.5

	Year ended August 31, 2007	2006	Percentage points Increase/ (Decrease)
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	25.7%	25.9%	(0.2)
Payroll and other employee benefits	30.4	30.0	0.4
Minority interest in earnings of Partner Drive-Ins	4.1	4.3	(0.2)
Other operating expenses	20.1	19.8	0.3
	80.3%	80.0%	0.3

Restaurant-level margins declined overall in fiscal year 2008 as a result of higher commodity prices, higher labor costs driven by minimum wage increases and the de-leveraging impact of lower same-store sales. These negative impacts were offset by the decline in minority partners' share of earnings reflecting the margin pressures described above. Looking forward, the company expects the cost pressures to continue into 2009 as another increase in the minimum wage occurred in July 2008 and commodity cost pressures are ongoing.

Selling, General and Administrative ("SG&A"). SG&A expenses increased 4.2% to $61.2 million during fiscal year 2008 and 12.8% to $58.7 million during fiscal year 2007 reflecting, in part, ongoing efforts to manage expenses with slowing revenue growth. Headcount additions, offset by reduced management bonuses, were the primary contributor to the increase for fiscal year 2008. The increase in fiscal year 2007 related to the addition of headcount and other infrastructure to support growth of our business. As a percentage of total revenues, SG&A expenses remained relatively constant at 7.6% in both fiscal year 2008 and 2007 and 7.5% in fiscal year 2006. Stock-based compensation is included in SG&A, and, as of August 31, 2008, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $13.4 million and is expected to be recognized over a weighted average period of 1.7 years. See Note 1 and Note 12 of the Notes to the Consolidated Financial Statements for additional information regarding our stock-based compensation.

Depreciation and Amortization. Depreciation and amortization expense increased 12.3% to $50.7 million in fiscal year 2008 primarily as a result of additional capital expenditures for newly-constructed Partner Drive-Ins, the retrofit and relocation of existing Partner Drive-Ins and the acquisition of Franchise Drive-Ins. Depreciation and amortization expense increased 10.8% to $45.1 million in fiscal year 2007 due, in part, to additional depreciation stemming from acquisitions, as well as the reduction in remaining useful life for certain assets related to the retrofit of Partner Drive-Ins in the late 1990s. Capital expenditures during fiscal year 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

were $127.2 million, including $20.9 million related to the acquisition of drive-ins from franchisees. For fiscal year 2009, capital expenditures are expected to be approximately $60 to $70 million.

Provision for Impairment of Long-Lived Assets. We assess drive-in assets for impairment on a quarterly basis under the guidelines of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During fiscal year 2008, seven properties were impaired, resulting in charges of $0.6 million to reduce the carrying cost of the related assets to estimated fair value. During fiscal year 2007, five properties were impaired which resulted in charges of $1.2 million to reduce the carrying cost of the assets to estimated fair value. During fiscal year 2006, three properties were impaired which resulted in a provision for impairment of $0.3 million for carrying cost in excess of estimated fair value for the assets. We continue to perform quarterly analyses of certain underperforming drive-ins. It is reasonably possible that the estimate of future cash flows associated with these drive-ins could change in the future resulting in the need to write-down assets associated with one or more of these drive-ins to fair value. While it is impossible to predict if future write downs will occur, we do not believe that future write-downs will impede our ability to continue growing earnings at a solid rate.

Interest Expense. Net interest expense increased $3.5 million to $47.9 million in fiscal year 2008 and increased $36.8 million to $44.4 million in fiscal year 2007. The increase in fiscal year 2008 is the result of interest on increased borrowings primarily used to fund share repurchases earlier in the year and drive-in acquisitions from franchisees. The increase in fiscal year 2007 was the result of interest on increased borrowings used to fund the purchase of shares in the company's tender offer and subsequent repurchases, as well as $6.1 million in debt extinguishment charges related to financing the company's tender offer and other share repurchase activities.

Income taxes. The provision for income taxes increased for fiscal year 2008 with an effective federal and state tax rate of 37.4% compared with 36.4% in fiscal year 2007 and 36.6% in fiscal year 2006. The lower rate in fiscal year 2007 related to the favorable resolution of state tax matters and the retroactive extension of the Work Opportunity Tax Credit. Our tax rate may continue to vary significantly from quarter to quarter depending on the timing of option exercises and dispositions by option-holders and as circumstances on individual tax matters change.

Financial Position

During fiscal year 2008, current assets increased 34.9% to $99.4 million compared to $73.7 million as of the end of fiscal year 2007. Cash balances increased by $20.3 million primarily as a result of advances taken on the company's variable credit facility to ensure adequate liquidity for the company's short-term financing needs. In addition, the combination of current and non-current notes receivable increased $3.7 million, primarily as a result of proceeds of $4.1 million in transit at year-end for the sale of two drive-ins to a franchisee. Net property and equipment increased by $56.3 million primarily as a result of capital expenditures of $127.2 million, which includes $20.9 million related to the acquisition of drive-ins, offset by depreciation of $50.2 million, and sales and retirement of assets for the balance of the change. Debt origination costs decreased by $4.8 million as a result of amortizing these fees over the expected financing term of the debt. These changes combined with the increase in current assets resulted in a 10.3% increase in total assets to $836.3 million as of the end of fiscal year 2008.

Total current liabilities decreased $1.9 million or 1.7% during fiscal year 2008 primarily as a result of an $18.2 million increase in the current portion of the securitized debt based on increasing principal payment requirements. This increase was offset by decreases resulting from settlement of $14.4 million in accrued share repurchases entered into in August 2007 that settled in September, as well as a general decline in payables associated with slower sales relative to the prior year and the timing of payments. The noncurrent portion of long-term debt increased $30.5 million as a result of debt primarily used to fund the repurchase of stock and drive-in acquisitions. Overall, total liabilities increased $35.1 million or 4.1% as a result of the items discussed above.

Stockholders' deficit decreased $42.7 million or 40.0% during fiscal year 2008. Earnings of $60.3 million, along with $15.6 million for the combination of stock compensation and the proceeds and related tax benefits from the exercise of stock options, decreased the stockholders' deficit. These decreases were offset by treasury stock transactions totaling $32.7 million, along with the reduction in retained earnings of $1.2 million for adoption of FIN 48 in the first fiscal quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital

Operating Cash Flows. Net cash provided by operating activities increased $6.1 million or 5.1% to $127.1 million in fiscal year 2008 as compared to $121.0 million in fiscal year 2007. This increase generally results from growth in operating results as reflected by the increase in net income before the effect of depreciation and amortization. The prior fiscal year also reflected $9.0 million as an outflow from operating cash flows to restricted cash, compared to a small inflow back to operating cash for reductions to restricted amounts for fiscal year 2008.

Investing Cash Flows. Net cash used in investing activities increased $12.5 million or 13.2% to $107.1 million in fiscal year 2008 as compared to $94.6 million in fiscal year 2007. During fiscal year 2008, we opened 29 newly constructed Partner Drive-Ins, acquired 18 drive-ins from franchisees and sold 12 drive-ins to franchisees. The acquisition of 18 drive-ins was funded from cash generated by operating activities and borrowing for a total of $20.9 million. The following table sets forth the components of our investments in capital additions for fiscal year 2008 (in millions):

New Partner Drive-Ins, including drive-ins under construction	$ 43.6
Retrofits, drive-thru additions and LED signs in existing drive-ins	27.3
Rebuilds, relocations and remodels of existing drive-ins	13.9
Replacement equipment for existing drive-ins and other	20.6
Total investing cash flows for capital additions	$ 105.4

During fiscal year 2008, we purchased the real estate for 19 of the 29 newly constructed drive-ins.

Financing Cash Flows. Net cash used in financing activities decreased by $9.4 million or 88.7% to $1.2 million in fiscal year 2008 as compared to $10.6 million in fiscal year 2007. The company has a securitized financing facility of Variable Funding Notes that provides for the issuance of up to $200.0 million in borrowings and certain other credit instruments, including letters of credit. As of August 31, 2008, our outstanding balance under the Variable Funding Notes totaled $185.0 million at an effective borrowing rate of 3.69%, as well as $0.3 million in outstanding letters of credit. The amount available under this variable credit facility as of August 31, 2008, was $14.7 million. A lender who committed to advance one-half of the funds for the Variable Funding Notes, filed for Chapter 11 bankruptcy on September 15, 2008, at which time the available balance was $24.7 million. The remaining balance of the lender's commitment of $12.5 million may no longer be available, depending on how the commitment is ultimately resolved in the bankruptcy proceedings. The financial status of the remaining lender appears solid, and the company believes it will be able to access the other half of the available funding. The company was aware of possible issues with the lender before August 31, 2008 and had taken advances that were held in cash to ensure liquidity for short-term financing needs.

Despite recent challenges with Partner Drive-In operations, operating cash flows remain healthy, and we believe that cash flows from operations, along with existing cash balances, will be adequate for mandatory repayment of any long-term debt and funding of planned capital expenditures in fiscal year 2009. See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding our long-term debt.

Our variable and fixed rate notes are subject to a series of covenants and restrictions customary for transactions of this type, including (i) required actions to better secure collateral upon the occurrence of certain performance-related events, (ii) application of certain disposition proceeds as note prepayments after a set time is allowed for reinvestment, (iii) maintenance of specified reserve accounts, (iv) maintenance of certain debt service coverage ratios, (v) optional and mandatory prepayments upon change in control, (vi) indemnification payments for defective or ineffective collateral, and (vii) covenants relating to recordkeeping, access to information and similar matters. The notes are also subject to customary rapid amortization events and events of default. Although management does not anticipate an event of default or any other event of noncompliance with the provisions of the debt, if such an event occurred, the unpaid amounts outstanding could become immediately due and payable. See Note 1 – Restricted Cash of the Notes to Consolidated Financial Statements for additional information regarding restrictions on cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Under the share repurchase program authorized by our Board of Directors, the company acquired 1.5 million shares for a total cost of $32.2 million during fiscal 2008. In addition to the current-year share repurchases, $14.4 million in share repurchases entered into at the end of fiscal year 2007 were settled and paid in fiscal year 2008. The share repurchase program expired August 31, 2008.

We plan capital expenditures of approximately $60 to $70 million in fiscal year 2009, excluding potential share repurchases. These capital expenditures primarily relate to the development of additional Partner Drive-Ins, retrofit of existing Partner Drive-Ins and other drive-in level expenditures. We expect to fund these capital expenditures through cash flow from operations as well as cash on hand.

As of August 31, 2008, our total cash balance of $70.4 million reflected the impact of the cash generated from operating activities, borrowing activity, including additional advances on our credit facility at year-end, and capital expenditures mentioned above. We believe that existing cash and funds generated from operations, as well as borrowings under the Variable Funding Notes, will meet our needs for the foreseeable future.

Off-Balance-Sheet Arrangements

The company has obligations for guarantees on certain franchisee loans and lease agreements. See Note 16 of the Notes to Consolidated Financial Statements for additional information about these guarantees. Other than such guarantees and various operating leases, which are disclosed more fully in "Contractual Obligations and Commitments" below and Note 6 to our Consolidated Financial Statements, the company has no other material off-balance sheet arrangements.

Contractual Obligations and Commitments

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2008 are summarized in the following table:

	Payments Due by Period (In thousands)				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Contractual Obligations					
Long-term debt [(1)]	$ 1,057,188	$ 70,363	$ 183,434	$ 803,199	$ 192
Capital leases	52,987	5,571	10,989	10,280	26,147
Operating leases	195,220	12,152	23,707	22,672	136,689
Total	$ 1,305,395	$ 88,086	$ 218,130	$ 836,151	$ 163,028

(1) The fixed-rate interest payments included in the table above assume that the related notes will be outstanding for the expected six-year term, and all other fixed-rate notes will be held to maturity. Interest payments associated with variable-rate debt have not been included in the table. Assuming the amounts outstanding under the variable-rate notes as of August 31, 2008 are held to maturity, and utilizing interest rates in effect at August 31, 2008, the interest payments will be approximately $6.8 million on an annual basis through December 2013.

Impact of Inflation

We have experienced impact from inflation. Inflation has caused increased food, labor and benefits costs and has increased our operating expenses. To the extent permitted by competition, increased costs are recovered through a combination of menu price increases and reviewing, then implementing, alternative products or processes, or by implementing other cost reduction procedures.

Seasonality

We do not expect seasonality to affect our operations in a materially adverse manner. Our results during the second fiscal quarter (the months of December, January and February) generally are lower than other quarters because of the climate of the locations of a number of Partner and Franchise Drive-Ins.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this document contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on our financial statements. We evaluate our assumptions and estimates on an ongoing basis using historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

Impairment of Long-Lived Assets. We review Partner Drive-In and other long-lived assets for impairment when events or circumstances indicate they might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually, we assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins. These impairment tests require us to estimate fair values of our brand and our drive-ins by making assumptions regarding future cash flows and other factors. During fiscal year 2008, we reviewed Partner Drive-Ins and other long-lived assets with combined carrying amounts of $26.1 million in property, equipment and capital leases for possible impairment, and our cash flow assumptions resulted in impairment charges totaling $0.6 million to write down certain assets to their estimated fair value. During the fourth quarter of fiscal year 2008, we performed our annual assessment of recoverability of goodwill and other intangible assets and determined that no impairment was indicated. As of August 31, 2008, goodwill and intangible assets totaled $118.2 million. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Ownership Program. Our drive-in philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of Sonic nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as minority interest in earnings of Partner Drive-Ins in the costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions that give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, including primarily the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy out and buy in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. When the company sells a minority interest, the sales price is typically in excess of the book value of the partnership interest, and the difference is recorded as a reduction of goodwill. If the book value exceeds the sales price, the excess is recorded as goodwill. In either case, no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS 142, "Goodwill and Other Intangible Assets."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition Related to Franchise Fees and Royalties. Initial franchise fees are recognized in income when we have substantially performed or satisfied all material services or conditions relating to the sale of the franchise and the fees are nonrefundable. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual area development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a Franchise Drive-In or upon termination of the agreement between Sonic and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay royalties to Sonic each month based on a percentage of actual net sales. However, the royalty payments and supporting financial statements are not due until the 10th of the following month for the new form of license agreement (Number 7) and the 20th of the following month for all prior forms of license agreement. As a result, we accrue royalty revenue in the month earned based on estimates of Franchise Drive-Ins sales. These estimates are based on projections of average unit volume growth at Franchise Drive-Ins collected from a majority of Franchise Drive-Ins.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). We estimate the fair value of options granted using the Black-Scholes option pricing model along with the assumptions shown in Note 12 of Notes to the Consolidated Financial Statements. The assumptions used in computing the fair value of share-based payments reflect our best estimates, but involve uncertainties relating to market and other conditions, many of which are outside of our control. We estimate expected volatility based on historical daily price changes of the company's stock for a period equal to the current expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns. If other assumptions or estimates had been used, the stock-based compensation expense that was recorded during fiscal year 2008 could have been materially different. Furthermore, if different assumptions are used in future periods, stock-based compensation expense could be materially impacted.

Income Taxes. We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as wages paid to certain employees, effective rates for state and local income taxes and the tax deductibility of certain other items.

Our estimates are based on the best available information at the time that we prepare the provision, including legislative and judicial developments. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state and local governments, typically several years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. Adjustments to these estimates or returns can result in significant variability in the tax rate from period to period.

Leases. Certain Partner Drive-Ins lease land and buildings from third parties. Rent expense for operating leases is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Judgment is required to determine options expected to be exercised. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations are reflected in rent expense on a straight-line basis over the expected lease term, including cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of lease property, which can occur before rent payments are due under the terms of the lease. Contingent rent is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk

Sonic's use of debt directly exposes the company to interest rate risk. Floating rate debt, where the interest rate fluctuates periodically, exposes the company to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes the company to changes in market interest rates reflected in the fair value of the debt and to the risk that the company may need to refinance maturing debt with new debt at a higher rate. Sonic is also exposed to market risk from changes in commodity prices. Sonic does not utilize financial instruments for trading purposes. Sonic manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal in the future.

Interest Rate Risk. Our exposure to interest rate risk at August 31, 2008 is primarily based on the fixed rate notes with an effective rate of 5.7%, before amortization of debt-related costs. At August 31, 2008, the fair value of the fixed rate notes was estimated at $517.3 million versus carrying value of $574.2 million (including accrued interest). The difference between fair value and carrying value is attributable to interest rate decreases subsequent to when the debt was originally issued, more than offset by the increase in credit spreads required by issuers of similar debt instruments in the current market. Should interest rates and/or credit spreads increase or decrease by one percentage point, the estimated fair value of the fixed rate notes would decrease by approximately $15.4 million or increase by approximately $16.0 million, respectively. The variable funding notes outstanding at August 31, 2008 totaled $185.0 million, with a variable rate of 3.69%. The annual impact on our results of operations of a one-point interest rate change for the balance outstanding at year-end would be approximately $1.9 million before tax. We have made certain loans to our franchisees totaling $5.7 million as of August 31, 2008. The interest rates on these notes are generally between 5.0% and 10.5%. We believe the carrying amount of these notes approximates their fair value.

Commodity Price Risk. The company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Consolidated Balance Sheets

	August 31, 2008	August 31, 2007
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 44,266	$ 25,425
Restricted cash	14,934	13,521
Accounts and notes receivable, net	29,838	23,084
Net investment in direct financing leases	899	1,267
Inventories	4,553	4,444
Deferred income taxes	200	517
Prepaid expenses and other	4,737	5,445
Total current assets	99,427	73,703
Noncurrent restricted cash	11,192	11,354
Notes receivable, net	3,163	5,532
Net investment in direct financing leases	1,601	2,593
Property, equipment and capital leases, net	586,245	529,993
Goodwill, net	105,762	102,628
Trademarks, trade names and other intangibles, net	12,418	11,361
Debt origination costs, net	16,121	20,914
Other assets, net	383	442
Total assets	$ 836,312	$ 758,520
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$ 20,762	$ 25,283
Deposits from franchisees	3,213	2,783
Accrued liabilities	46,200	55,707
Income taxes payable	1,016	7,863
Obligations under capital leases and long-term debt due within one year	41,351	22,851
Total current liabilities	112,542	114,487
Obligations under capital leases due after one year	34,503	36,773
Long-term debt due after one year	720,953	690,437
Other noncurrent liabilities	18,083	17,212
Deferred income taxes	14,347	6,413
Commitments and contingencies (Notes 6, 7, 14, 15 and 16)		
Stockholders' deficit:		
Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding	–	–
Common stock, par value $.01; 245,000,000 shares authorized; shares issued: 117,044,879 in 2008 and 116,222,839 in 2007	1,170	1,162
Paid-in capital	209,316	193,682
Retained earnings	599,956	540,886
Accumulated other comprehensive income	(2,191)	(2,848)
	808,251	732,882
Treasury stock, at cost; 56,600,080 shares in 2008 and 55,078,107 shares in 2007	(872,367)	(839,684)
Total stockholders' deficit	(64,116)	(106,802)
Total liabilities and stockholders' deficit	$ 836,312	$ 758,520

See accompanying notes.

Consolidated Statements of Income

	Year ended August 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Revenues:			
Partner Drive-In sales	$ 671,151	$ 646,915	$ 585,832
Franchise Drive-Ins:			
Franchise royalties	121,944	111,052	98,163
Franchise fees	5,167	4,574	4,747
Other	6,451	7,928	4,520
	804,713	770,469	693,262
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	177,533	166,531	151,724
Payroll and other employee benefits	208,479	196,785	175,610
Minority interest in earnings of Partner Drive-Ins	21,922	26,656	25,234
Other operating expenses, exclusive of depreciation and amortization included below	140,168	130,204	116,059
	548,102	520,176	468,627
Selling, general and administrative	61,179	58,736	52,048
Depreciation and amortization	50,653	45,103	40,696
Provision for impairment of long-lived assets	571	1,165	264
	660,505	625,180	561,635
Income from operations	144,208	145,289	131,627
Interest expense	49,946	41,227	8,853
Debt extinguishment and other costs	–	6,076	–
Interest income	(2,019)	(2,897)	(1,275)
Net interest expense	47,927	44,406	7,578
Income before income taxes	96,281	100,883	124,049
Provision for income taxes	35,962	36,691	45,344
Net income	$ 60,319	$ 64,192	$ 78,705
Basic income per share	$ 1.00	$ 0.94	$ 0.91
Diluted income per share	$ 0.97	$ 0.91	$ 0.88

See accompanying notes.

Consolidated Statements of Stockholders' Deficit

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Treasury Stock	
	Shares	Amount	Capital	Earnings	Income	Shares	Amount
				(In thousands)			
Balance at August 31, 2005	75,766	$ 758	$ 154,154	$ 397,989	$ –	16,451	$ (164,984)
Exercise of common stock options	1,003	10	7,981	–	–	–	–
Stock-based compensation expense, including capitalized compensation of $216	–	–	7,404	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,645	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	3,538	(94,485)
Three-for-two stock split	38,219	382	(382)	–	–	9,517	–
Deferred hedging losses, net of tax of $300	–	–	–	–	(484)	–	–
Net income	–	–	–	78,705	–	–	–
Balance at August 31, 2006	114,988	1,150	173,802	476,694	(484)	29,506	(259,469)
Exercise of common stock options	1,235	12	8,524	–	–	–	–
Stock-based compensation expense, including capitalized compensation of $232	–	–	7,290	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,066	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	25,572	(580,215)
Net change in deferred hedging losses, net of tax of $1,464	–	–	–	–	(2,364)	–	–
Net income	–	–	–	64,192	–	–	–
Balance at August 31, 2007	116,223	1,162	193,682	540,886	(2,848)	55,078	(839,684)
Exercise of common stock options	822	8	6,285	–	–	–	–
Stock-based compensation expense	–	–	7,428	–	–	–	–
Tax benefit related to exercise of employee stock options	–	–	1,921	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	1,522	(32,683)
Net change in deferred hedging losses, net of tax of $407	–	–	–	–	657	–	–
Retained earnings adjustment for adoption of FIN 48	–	–	–	(1,249)	–	–	–
Net income	–	–	–	60,319	–	–	–
Balance at August 31, 2008	117,045	$ 1,170	$ 209,316	$ 599,956	$(2,191)	56,600	$ (872,367)

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended August 31, 2008	2007	2006
		(In thousands)	
Cash flows from operating activities			
Net income	$ 60,319	$ 64,192	$ 78,705
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	50,212	44,432	40,356
Amortization	441	671	340
Gain on dispositions of assets, net	(2,954)	(3,267)	(422)
Stock-based compensation expense	7,428	7,058	7,188
Provision for deferred income taxes	(2,439)	(1,592)	(2,713)
Provision for impairment of long-lived assets	571	1,165	264
Excess tax benefit from exercise of employee stock options	(2,033)	(4,117)	(4,645)
Debt extinguishment and other costs	–	5,283	–
Payment for hedge termination	–	(5,640)	–
Amortization of debt costs to interest expense	5,896	4,256	–
Other	190	185	398
Decrease (increase) in operating assets:			
Restricted cash	212	(8,965)	–
Accounts and notes receivable	(3,226)	(709)	(2,275)
Inventories and prepaid expenses	337	159	(2,267)
Increase in operating liabilities:			
Accounts payable	2,454	106	2,821
Deposits from franchisees	1,196	3,556	227
Accrued and other liabilities	8,539	14,242	9,496
Total adjustments	66,824	56,823	48,768
Net cash provided by operating activities	127,143	121,015	127,473
Cash flows from investing activities			
Purchases of property and equipment	(105,426)	(110,912)	(86,863)
Acquisition of businesses, net of cash received	(20,895)	(10,760)	(14,601)
Acquisition of real estate, net of cash received	–	–	(12,125)
Proceeds from sale of real estate	–	12,619	–
Investments in direct financing leases	(67)	(302)	(237)
Collections on direct financing leases	1,427	1,544	1,342
Proceeds from dispositions of assets	17,339	13,668	5,271
Proceeds from sale of minority interests in Partner Drive-Ins	5,120	3,701	6,379
Purchases of minority interests in Partner Drive-Ins	(6,048)	(4,369)	(5,314)
Decrease (increase) in intangibles and other assets	1,447	212	(1,822)
Net cash used in investing activities	(107,103)	(94,599)	(107,970)

	Year ended August 31,		
	2008	2007	2006
		(In thousands)	
Cash flows from financing activities			
Proceeds from borrowings	$ 165,250	$1,404,490	$ 274,763
Payments on long-term debt	(123,321)	(815,396)	(206,806)
Purchases of treasury stock	(46,628)	(564,984)	(93,689)
Debt issuance costs	(226)	(28,166)	–
Restricted cash for debt obligations	(1,463)	(15,910)	–
Payments on capital lease obligations	(2,640)	(2,471)	(2,444)
Exercises of stock options	5,796	7,732	7,194
Excess tax benefit from exercise of employee stock options	2,033	4,117	4,645
Net cash used in financing activities	(1,199)	(10,588)	(16,337)
Net increase (decrease) in cash and cash equivalents	18,841	15,828	3,166
Cash and cash equivalents at beginning of the year	25,425	9,597	6,431
Cash and cash equivalents at end of the year	$ 44,266	$ 25,425	$ 9,597
Supplemental cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized of $734, $576 and $733, respectively)	$ 44,727	$ 36,501	$ 8,769
Income taxes (net of refunds)	35,316	32,651	48,225
Obligation to acquire treasury stock	–	14,432	–
Additions to capital lease obligations	1,055	5,164	4,958
Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales	348	1,500	6,514
Stock options exercised by stock swap	488	799	787
Change in obligation for purchase of property and equipment	(222)	1,134	–

See accompanying notes.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

1. Summary of Significant Accounting Policies

Operations

Sonic Corp. (the "company") operates and franchises a chain of quick-service drive-ins in the United States. It derives its revenues primarily from Partner Drive-In sales and royalty fees from franchisees. The company also leases signs and real estate, and owns a minority interest in several Franchise Drive-Ins.

From time to time, the company has purchased existing Franchise Drive-Ins with proven track records in core markets from franchisees and other minority investors as a means to deploy excess cash generated from operating activities and provide a foundation for future earnings growth.

Principles of Consolidation

The accompanying financial statements include the accounts of the company, its wholly owned subsidiaries and its majority-owned Partner Drive-Ins, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the fiscal year 2008 presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments, primarily money market accounts that mature in three months or less from date of purchase, and depository accounts.

Restricted Cash

As of August 31, 2008, the company had restricted cash balances totaling $26,126 for funds required to be held in trust for the benefit of senior note holders under the company's debt arrangements. The current portion of restricted cash of $14,934 represents amounts to be returned to Sonic or paid to service current debt obligations. The noncurrent portion of $11,192 represents interest reserves required to be set aside for the duration of the debt.

Accounts and Notes Receivable

The company charges interest on past due accounts receivable at a rate of 18% per annum. Interest accrues on notes receivable based on contractual terms. The company monitors all accounts for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition, a general provision for bad debt is estimated based on historical trends.

Inventories

Inventories consist principally of food and supplies that are carried at the lower of cost (first-in, first-out basis) or market.

Property, Equipment and Capital Leases

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases is computed by the straight-line method over the estimated useful lives or the lease term, including cancelable option periods when appropriate, and are combined for presentation in the financial statements.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

Accounting for Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual drive-in. The company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is typically determined to be the value of the land, since drive-in buildings and improvements are single-purpose assets and have little value to market participants. The equipment associated with a store can be easily relocated to another store, and therefore is not adjusted.

Surplus property assets are carried at the lower of depreciated cost or fair value less cost to sell. The majority of the value in surplus property is land. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values.

Goodwill and Other Intangible Assets

The company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill is determined based on acquisition purchase price in excess of the fair value of identified assets. Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives. The company tests all goodwill and other intangible assets not subject to amortization at least annually for impairment using the fair value approach on a reporting unit basis in accordance with SFAS No. 142. The company's reporting units are defined as Partner Drive-Ins and Franchise Operations (see additional information regarding the company's reporting units in Note 13, Segment Information). SFAS No. 142 requires a two-step process for testing impairment. The first step is to compare the fair value of each reporting unit to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value.

The company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 20 years. The company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

Ownership Program

The company's drive-in philosophy stresses an ownership relationship with drive-in supervisors and managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which is financed by third parties. Supervisors and managers are neither employees of the company nor of the drive-in in which they have an ownership interest.

The minority ownership interests in Partner Drive-Ins of the managers and supervisors are recorded as a minority interest liability in accrued liabilities and other noncurrent liabilities on the Consolidated Balance Sheets, and their share of the drive-in earnings is reflected as Minority interest in earnings of Partner Drive-Ins in the Costs and expenses section of the Consolidated Statements of Income. The ownership agreements contain provisions that give the company the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, including primarily the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

The company acquires and sells minority interests in Partner Drive-Ins from time to time as managers and supervisors buy out and buy in to the partnerships or limited liability companies. If the purchase price of a minority interest that we acquire exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value is recorded as a reduction in purchased goodwill. When the company sells a minority interest, the sales price is typically in excess of the book value of the partnership interest, and the difference is recorded as a reduction of goodwill. If the book value exceeds the sales price, the excess is recorded as goodwill. In either case, no gain or loss is recognized on the sale of a minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS No. 142.

Revenue Recognition, Franchise Fees and Royalties

Revenue from Partner Drive-In sales is recognized when food and beverage products are sold. We present Partner Drive-In sales net of sales tax and other sales-related taxes.

Initial franchise fees are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the company and the fees are nonrefundable. Area development agreement fees are nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual area development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the company and the franchisee.

The company's franchisees are required under the provisions of the license agreements to pay the company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the following month. As a result, the company accrues royalty revenue in the month earned based on estimates of Franchise Drive-In sales. These estimates are based on projections of average unit volume growth at Franchise Drive-Ins from preliminary data collected from drive-ins for the month, along with consideration of actual sales at Partner Drive-Ins.

Operating Leases

Rent expense is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of the leased property, which can occur before rent payments are due under the terms of the lease. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Advertising Costs

Costs incurred in connection with the advertising and promoting of the company's products are included in other operating expenses and are expensed as incurred. Such costs amounted to $36,801, $35,241, and $30,948 for fiscal years 2008, 2007 and 2006, respectively.

Under the company's license agreements, both Partner-Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Brand Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the company, and the company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Brand Fund, or the System Marketing Fund are included in the company's consolidated financial statements. However, all advertising contributions by Partner Drive-Ins are recorded as expense on the company's financial statements.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The company adopted SFAS 123R effective September 1, 2005, using the modified retrospective application method and, as a result, financial statement amounts for all periods presented reflect the fair value method of expensing prescribed by SFAS 123R.

The following table shows total stock-based compensation expense and the tax benefit included in the Consolidated Statements of Income and the effect on basic and diluted earnings per share for the years ended August 31:

	2008	2007	2006
Selling, general and administrative	$ 7,428	$ 7,059	$ 7,187
Income tax benefit	(2,820)	(2,254)	(2,266)
Net stock-based compensation expense	$ 4,608	$ 4,805	$ 4,921
Impact on net income per share:			
Basic	$ 0.08	$ 0.07	$ 0.06
Diluted	$ 0.07	$ 0.07	$ 0.06

Many of the options granted by Sonic are incentive stock options, for which a tax benefit only results if the option holder has a disqualifying disposition. For grants of non-qualified stock options, the company expects to recognize a tax benefit on exercise of the option, so the full tax benefit is recognized on the related stock-based compensation expense. As a result of the limitation on the tax benefit for incentive stock options, the tax benefit for stock-based compensation will generally be less than the company's overall tax rate, and will vary depending on the timing of employees' exercises and sales of stock.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and disqualifying dispositions of incentive stock options.

New Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. This standard was issued to be effective for our fiscal year beginning September 1, 2008. The FASB approved a one-year deferral of adoption of the standard as it relates to non-financial assets and liabilities with the issuance in February 2008 of FASB Staff Position SFAS 157-2, "Effective Date of FASB Statement No. 157." In addition, the FASB has excluded leases from the scope of SFAS 157 with the issuance of FASB Staff Position SFAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13." In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 has the same effective date as SFAS 157. The company continues to assess the impact that these standards may have on its consolidated financial position and results of operations.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). This standard retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date. Costs incurred by the acquirer to effect the acquisition are not allocated to the assets acquired or liabilities assumed, but are recognized separately. SFAS 141(R) is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for us will be business combinations with an acquisition date beginning on or after September 1, 2009. The company is evaluating the impact that SFAS 141(R) will have on its consolidated financial position and results of operations.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51" ("SFAS 160"). This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary and clarifies that a noncontrolling interest in a subsidiary is an ownership interest that should be reported as equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation and requires a parent to recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and to disclose, on the face of the consolidated statement of income, the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008, which for us will be our fiscal year beginning September 1, 2009. The company is evaluating the impact that SFAS 160 will have on its consolidated financial position and results of operations.

2. Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

	2008	2007	2006
Numerator:			
Net income	$ 60,319	$ 64,192	$ 78,705
Denominator:			
Weighted average shares outstanding – basic	60,403	68,019	86,260
Effect of dilutive employee stock options	1,867	2,573	2,979
Weighted average shares – diluted	62,270	70,592	89,239
Net income per share – basic	$ 1.00	$ 0.94	$ 0.91
Net income per share – diluted	$ 0.97	$ 0.91	$ 0.88
Anti-dilutive employee stock options excluded	3,255	1,858	1,378

3. Impairment of Long-Lived Assets

During the fiscal years ended August 31, 2008, 2007 and 2006, the company identified impairments for certain drive-in assets and surplus property through regular quarterly reviews of long-lived assets. During fiscal year 2008, these analyses resulted in provisions for impairment totaling $571, including $99 to write down the carrying amount of building and leasehold improvements on an underperforming drive-in, and $472 to reduce the carrying amount of five surplus properties down to fair value. During fiscal year 2007, these analyses resulted in provisions for impairment totaling $1,165, including $412 to reduce the carrying amount of assets in excess of fair value for two drive-ins, and $753 to reduce to fair value the carrying amount of assets for three properties leased to franchisees. During fiscal year 2006, these analyses resulted in provisions for impairment totaling $264 to reduce the carrying amount of three surplus properties down to fair value.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following at August 31, 2008 and 2007:

	2008	2007
Current Accounts and Notes Receivable:		
Royalties and other trade receivables	$ 14,556	$ 12,792
Notes receivable from franchisees	2,387	528
Notes receivable from advertising funds	2,587	4,083
Other	10,922	6,275
	30,452	23,678
Less allowance for doubtful accounts and notes receivable	614	594
	$ 29,838	$ 23,084
Noncurrent Notes Receivable:		
Notes receivable from franchisees	$ 3,266	$ 5,649
Less allowance for doubtful notes receivable	103	117
	$ 3,163	$ 5,532

The company's receivables are primarily due from franchisees, all of whom are in the restaurant business. The notes receivable from advertising funds represent transactions in the normal course of business. Substantially all of the notes receivable from franchisees are collateralized by real estate or equipment.

5. Goodwill, Trademarks, Trade Names and Other Intangibles

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $8,013 and $6,529 at August 31, 2008 and 2007, respectively. The estimated amortization expense for each of the five years after August 31, 2008 is approximately $466. Accumulated amortization related to these intangible assets was $1,639 and $1,212 at August 31, 2008 and 2007, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2008 and 2007.

The entire balance of the company's goodwill relates to Partner Drive-Ins. The changes in the carrying amount of goodwill for fiscal years ending August 31, 2008 and 2007 were as follows:

	2008	2007
Balance as of September 1,	$ 102,628	$ 96,949
Goodwill acquired during the year	4,422	4,852
Goodwill acquired for minority interests in Partner Drive-Ins	4,007	3,018
Goodwill disposed of for minority interests in Partner Drive-Ins	(3,229)	(2,090)
Goodwill disposed of related to the sale of Partner Drive-Ins	(2,066)	(101)
Balance as of August 31,	$ 105,762	$ 102,628

6. Leases

Description of Leasing Arrangements

The company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 16 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals that may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. The company classifies income from leasing operations as other revenue in the Consolidated Statements of Income.

Certain Partner Drive-Ins lease land and buildings from third parties. These leases, which expire over the next 18 years, include provisions for contingent rentals that may be paid on the basis of a percentage of sales in excess of stipulated amounts. For the majority of leases, the land portions are classified as operating leases and the building portions are classified as capital leases.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

Direct Financing Leases

Components of net investment in direct financing leases are as follows at August 31, 2008 and 2007:

	2008	2007
Minimum lease payments receivable	$ 3,292	$ 5,098
Less unearned income	792	1,238
Net investment in direct financing leases	2,500	3,860
Less amount due within one year	899	1,267
Amount due after one year	$ 1,601	$ 2,593

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

Future minimum rental payments receivable as of August 31, 2008 are as follows:

	Operating	Direct Financing
Year ending August 31:		
2009	$ 405	$ 1,184
2010	386	673
2011	374	474
2012	355	341
2013	328	253
Thereafter	1,592	367
	3,440	3,292
Less unearned income	–	792
	$ 3,440	$ 2,500

Capital Leases

Components of obligations under capital leases are as follows at August 31, 2008 and 2007:

	2008	2007
Total minimum lease payments	$ 52,988	$ 57,332
Less amount representing interest averaging 7.1% in 2008 and 2007	15,603	18,014
Present value of net minimum lease payments	37,385	39,318
Less amount due within one year	2,882	2,545
Amount due after one year	$ 34,503	$ 36,773

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2008 are as follows:

	Operating	Capital
Year ending August 31:		
2009	$ 12,152	$ 5,571
2010	11,973	5,594
2011	11,734	5,395
2012	11,503	5,145
2013	11,169	5,135
Thereafter	136,689	26,148
	195,220	52,988
Less amount representing interest	–	15,603
	$ 195,220	$ 37,385

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

	2008	2007	2006
Operating leases:			
Minimum rentals	$ 14,438	$ 13,644	$ 12,731
Contingent rentals	163	229	199
Sublease rentals	(527)	(553)	(542)
Capital leases:			
Contingent rentals	1,326	1,300	1,123
	$ 15,400	$ 14,620	$ 13,511

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2008 was $1,704.

7. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2008 and 2007:

	Estimated Useful Life	2008	2007
Property and equipment:			
Home office:			
Leasehold improvements	Life of lease	$ 3,891	$ 3,082
Computer and other equipment	2 – 5 yrs	40,043	33,134
Drive-ins, including those leased to others:			
Land		176,201	158,968
Buildings	8 – 25 yrs	382,268	331,901
Equipment	5 – 7 yrs	192,323	179,863
Property and equipment, at cost		794,726	706,948
Less accumulated depreciation		240,251	211,327
Property and equipment, net		554,475	495,621
Capital Leases:			
Leased home office building	Life of lease	9,321	9,321
Leased drive-in buildings, equipment and other assets under capital leases, including those held for sublease	Life of lease	40,298	40,125
Less accumulated amortization		17,849	15,074
Capital leases, net		31,770	34,372
Property, equipment and capital leases, net		$ 586,245	$ 529,993

Land, buildings and equipment with a carrying amount of $27,302 at August 31, 2008 were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $6,461 at August 31, 2008. As of August 31, 2008, the company had drive-ins under construction with costs to complete which aggregated $14,127.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

8. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2008 and 2007:

	2008	2007
Wages and other employee benefits	$ 7,685	$ 8,178
Taxes, other than income taxes	16,004	15,296
Accrued interest	1,121	1,122
Minority interest in consolidated drive-ins	2,123	3,690
Obligation to acquire treasury stock	–	14,432
Unredeemed gift cards and gift certificates	6,283	5,997
Other	12,984	6,992
	$ 46,200	$ 55,707

9. Long-Term Debt

Long-term debt consists of the following at August 31, 2008 and 2007:

	2008	2007
5.7% Class A-2 senior notes, due December 2031	$ 573,300	$ 593,440
Class A-1 senior variable funding notes	185,000	116,000
Other	1,122	1,303
	759,422	710,743
Less long-term debt due within one year	38,469	20,306
Long-term debt due after one year	$ 720,953	$ 690,437

Maturities of long-term debt for each of the five years after August 31, 2008 are $38,469 in 2009, $55,170 in 2010, $73,454 in 2011, $93,442 in 2012, and $498,887 thereafter.

In October 2006, the company refinanced its senior unsecured notes and line of credit and funded a tender offer to repurchase shares of its common stock with proceeds from a senior secured credit facility until the Class A-2 senior notes were financed in December 2006. Loan origination costs associated with this debt totaled $4,631 and the unamortized loan origination costs of $4,544 were expensed as debt extinguishment costs when the financing was closed in December 2006.

In December 2006, various subsidiaries of the company issued $600,000 of Class A-2 senior notes in a private transaction. The proceeds were used to refinance the outstanding balance under the senior secured credit facility, along with costs associated with the transaction. The Class A-2 notes are the first issuance under a facility that will allow Sonic to issue additional series of notes in the future subject to certain conditions. These notes have a fixed interest rate of 5.7%, subject to upward adjustment after the expected six-year repayment term. Loan origination costs associated with this debt totaled $24,369, and the unamortized balance is categorized as debt origination costs, net, on the Consolidated Balance Sheet as of August 31, 2008. Amortization of these loan costs and the hedge loss discussed below produces an overall weighted average interest cost of 6.8%. The Class A-2 notes have an expected life of six years, with a legal final repayment date in December 2031. If the debt extends beyond the expected life, rapid amortization and cash trapping provisions of the debt agreements will be triggered which will cause the remaining principal balance to be given higher priority of payment from the secured sources. The company anticipates paying the debt in full based on the expected life.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

In connection with issuance of the Class A-2 notes, various subsidiaries of the company also completed a securitized financing facility of Class A-1 senior variable funding notes. This facility allows for the issuance of up to $200,000 of notes and certain other credit instruments, including letters of credit. Considering the $185,000 outstanding at August 31, 2008 and $325 in outstanding letters of credit, $14,675 was unused and available under the Class A-1 notes. The effective interest rate on the outstanding balance for the Class A-1 notes at August 31, 2008 and 2007 was 3.69% and 6.44%, respectively. There is a commitment fee on the unused portion of the Class A-1 notes of 0.5%. Subsequent to August 31, 2008, a lender who committed to advance one-half of the funds for the Class A-1 notes, filed for Chapter 11 bankruptcy on September 15, 2008. At that time, the unused and available balance under these notes was $24,675. As a result, the remaining balance of the lender's commitment of $12,500 may no longer be available, depending on how the commitment is ultimately resolved in the bankruptcy proceedings.

The Class A-1 and Class A-2 senior notes were issued by special purpose, bankruptcy remote, indirect subsidiaries of the company that hold substantially all of Sonic's franchising assets and Partner Drive-In real estate used in operation of the company's existing business. As of August 31, 2008, total assets for these combined indirect subsidiaries were approximately $468,000, including receivables for royalties, Partner Drive-In real estate, intangible assets, loan origination costs and restricted cash balances of $26,126. The Class A-1 and Class A-2 notes are secured by Sonic's franchise royalty payments, certain lease and other payments and fees and, as a result, the repayment of these notes is expected to be made solely from the income derived from these indirect subsidiaries' assets. Sonic Industries LLC, which is the subsidiary that acts as franchisor, has guaranteed the obligations of the co-issuers and pledged substantially all of its assets to secure such obligations.

The third-party insurance company that provides credit enhancements in the form of financial guaranties of our Class A-1 and Class A-2 note payments is AA/Aa3 rated by Standard & Poor's and Moody's, respectively. However, Moody's has placed the insurer under review for a possible downgrade. We are unable to determine the impact a downgrade would have on our insurer's financial condition. However, if the insurance company were to become the subject of insolvency or similar proceedings, our lenders would not be required to fund our Class A-1 variable funding notes. In addition, an event of default would occur if: (i) the insurance company were to become the subject of insolvency or similar proceedings and (ii) the insurance policy were not continued or sold to a third party (who would assume the insurance company's obligations under the policy), but instead were terminated or canceled as a result of those proceedings. In an event of default, all unpaid amounts under the Class A-1 and Class A-2 notes could become immediately due and payable only at the direction or consent of holders with a majority of the outstanding principal. While no assurance can be provided, if this were to occur, we believe that we could negotiate mutually acceptable terms with our lenders or obtain alternate funding.

Although the company does not guarantee the Class A-1 and Class A-2 notes, the company has agreed to cause the performance of certain obligations of its subsidiaries, principally related to the servicing of the assets included as collateral for the notes and certain indemnity obligations.

In August 2006, the company entered into a forward starting swap agreement with a financial institution to hedge part of the exposure to changing interest rates until new financing was closed in December 2006. The forward starting swap was designated as a cash flow hedge, and was subsequently settled in conjunction with the closing of the Class A-2 notes, as planned. The loss resulting from settlement of $5,640 ($3,483, net of tax) was recorded in accumulated other comprehensive income and is being amortized to interest expense over the expected term of the Class A-2 notes. Amortization of this loss during fiscal year 2008 and 2007 totaled $1,063 ($657, net of tax) and $753 ($465, net of tax) in interest expense, respectively. Over the next 12 months, the company expects to amortize $1,012 ($625, net of tax) to interest expense for this loss. During fiscal year 2007, an ineffective portion of the hedge of $275 ($170, net of tax) was recognized in debt extinguishment and other costs on the Consolidated Income Statement. The cash flows resulting from these hedge transactions are included in cash flows from operating activities on the Consolidated Statement of Cash Flows.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

The following table presents the components of comprehensive income for the years ended August 31, 2008, 2007 and 2006:

	2008	2007	2006
Net Income	$ 60,319	$ 64,192	$ 78,705
Decrease (increase) in deferred hedging loss, net of tax	657	(2,364)	(484)
Total comprehensive income	$ 60,976	$ 61,828	$ 78,221

10. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following at August 31, 2008 and 2007:

	2008	2007
Minority interests in consolidated drive-ins	$ 3,097	$ 3,789
Deferred area development fees	6,993	6,227
Other	7,993	7,196
	$ 18,083	$ 17,212

11. Income Taxes

The company's income before the provision for income taxes is classified by source as domestic income.

The components of the provision for income taxes consist of the following for the years ended August 31:

	2008	2007	2006
Current:			
Federal	$ 21,881	$ 31,369	$ 42,629
State	5,730	3,859	4,163
	27,611	35,228	46,792
Deferred:			
Federal	7,259	1,272	(1,127)
State	1,092	191	(321)
	8,351	1,463	(1,448)
Provision for income taxes	$ 35,962	$ 36,691	$ 45,344

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

	2008	2007	2006
Amount computed by applying a tax rate of 35%	$ 33,698	$ 35,309	$ 43,417
State income taxes (net of federal income tax benefit)	4,434	2,726	2,767
Employment related and other tax credits, net	(1,732)	(1,443)	(1,014)
Other	(438)	99	174
Provision for income taxes	$ 35,962	$ 36,691	$ 45,344

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

Deferred tax assets and liabilities consist of the following at August 31, 2008 and 2007:

	2008	2007
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts and notes receivable	$ 274	$ 176
Property, equipment and capital leases	200	197
Accrued litigation costs	309	371
Prepaid expenses	(551)	(424)
Deferred income from franchisees	(282)	79
Deferred income from affiliated technology fund	250	118
Current deferred tax assets, net	$ 200	$ 517
Noncurrent deferred tax assets (liabilities):		
Net investment in direct financing leases including differences related to capitalization and amortization	$ (3,062)	$ (2,458)
Investment in partnerships, including differences in capitalization, depreciation and direct financing leases	(17,504)	(13,466)
Capital loss carryover	1,419	1,695
State net operating losses	4,411	3,319
Property, equipment and capital leases	(9,429)	(2,720)
Allowance for doubtful accounts and notes receivable	–	97
Deferred income from affiliated franchise fees	2,167	1,976
Accrued liabilities	219	241
Intangibles and other assets	166	117
Deferred income from franchisees	2,751	798
Stock compensation	7,569	5,544
Loss on cash flow hedge	1,357	1,765
Other	–	(2)
	(9,936)	(3,094)
Valuation allowance	(4,411)	(3,319)
Noncurrent deferred tax liabilities, net	$ (14,347)	$ (6,413)
Deferred tax assets and (liabilities):		
Deferred tax assets (net of valuation allowance)	$ 16,681	$ 13,174
Deferred tax liabilities	(30,828)	(19,070)
Net deferred tax liabilities	$ (14,147)	$ (5,896)

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance of $4.4 million and $3.3 million as of August 31, 2008 and August 31, 2007, respectively.

The company has capital loss carryovers of approximately $3.7 million which expire beginning in fiscal year 2011. Management believes the company will realize these carryovers before they expire.

On September 1, 2007, the company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of implementing FIN 48, the company recognized a $1,249 increase in its liability for uncertain tax positions, which was accounted for as an adjustment to the beginning balance of accumulated retained earnings. As of August 31, 2008 the company has approximately $5,383 of unrecognized tax benefits, including approximately $1,788 of interest and penalty. The liability for unrecognized tax benefits decreased by $1,846 for the year, exclusive of the reclass of $1,182 of uncertain positions from current taxes payable to the FIN 48 liability. The majority of the change resulted from

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

a settlement of a state audit which decreased the unrecognized tax benefit by $2,465. The company recognizes estimated interest and penalties as a component of its income tax expense, net of federal benefit. For the year ended August 31, 2008, the favorable settlements of estimated interest and penalties resulted in a benefit of $629 and $203, respectively. The entire balance of unrecognized tax benefits, if recognized, would favorably impact the effective tax rate. A reconciliation of the beginning and ending amount of the unrecognized tax benefits follows:

	2008
Opening balance upon adoption at September 1, 2007	$ 6,048
Reclassification of uncertain positions from current taxes payable	1,182
Additions based on tax positions related to the current year	456
Additions for tax positions of prior years	460
Reductions for tax positions of prior years	(85)
Reductions for settlements	(2,465)
Reductions due to statute expiration	(213)
Balance at August 31, 2008	$ 5,383

The company or one of its subsidiaries is subject to U.S. federal income tax and income tax in multiple U.S. state jurisdictions. With some exceptions, the company is no longer subject to federal or state income tax examinations by tax authorities for periods before fiscal year 2004 for federal and fiscal year 2000 for state jurisdictions. The company is currently undergoing examinations or appeals by various state authorities. The company anticipates that the finalization of these examinations or appeals, combined with the expiration of applicable statute of limitations and the additional accrual of interest related to unrecognized benefits on various return positions taken in years still open for examination should result in a change to the liability for unrecognized tax benefits during the next 12 months ranging from an increase of $250 to $700, depending on the timing and terms of the examination resolutions.

12. Stockholders' Equity

On April 6, 2006, the company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend. A total of 38,219 shares of common stock were issued in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $382 was reclassified from paid-in capital to common stock.

Stock Purchase Plan

The company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 1,139 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the company's Board of Directors.

Stock-Based Compensation

The Sonic Corp. 2006 Long-Term Incentive Plan (the "2006 Plan") provides flexibility to award various forms of equity compensation, such as stock options, stock appreciation rights, performance shares, restricted stock and other stock-based awards. At August 31, 2008, 3,368 shares were available for grant under the 2006 Plan. The company has historically granted only stock options with an exercise price equal to the market price of the company's stock at the date of grant, a contractual term of seven to ten years, and a vesting period of three years. The company's policy is to recognize compensation cost for these options on a straight-line basis over the requisite service period for the entire award. Additionally, the company's policy is to issue new shares of common stock to satisfy stock option exercises.

The company measures the compensation cost associated with share-based payments by estimating the fair value of stock options as of the grant date using the Black-Scholes option pricing model. The company believes

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the company's stock options granted during 2008, 2007 and 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the employees who receive equity awards.

The per share weighted average fair value of stock options granted during 2008, 2007 and 2006 was $6.10, $7.10 and $7.90, respectively. In addition to the exercise and grant date prices of the awards, certain weighted average assumptions that were used to estimate the fair value of stock option grants in the respective periods are listed in the table below:

	2008	2007	2006
Expected term (years)	4.5	4.5	4.5
Expected volatility	28%	28%	34%
Risk-free interest rate	3.1%	4.6%	4.7%
Expected dividend yield	0%	0%	0%

The company estimates expected volatility based on historical daily price changes of the company's common stock for a period equal to the current expected term of the options. The risk-free interest rate is based on the United States treasury yields in effect at the time of grant corresponding with the expected term of the options. The expected option term is the number of years the company estimates that options will be outstanding prior to exercise considering vesting schedules and our historical exercise patterns.

SFAS 123R requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. These excess tax benefits were $2,033, $4,117 and $4,645 for the years ended August 31, 2008, 2007 and 2006, respectively, and are classified as a financing cash inflow in the company's Consolidated Statements of Cash Flows. The proceeds from exercises of stock options are also classified as cash flows from financing activities and totaled $5,796, $7,732 and $7,194 for each of the years ended August 31, 2008, 2007 and 2006, respectively.

A summary of stock option activity under the company's share-based compensation plans for the year ended August 31, 2008 is presented in the following table:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding-beginning of year	7,123	$ 14.53		
Granted	1,822	21.43		
Exercised	(822)	7.64		
Forfeited or expired	(361)	22.42		
Outstanding August 31, 2008	7,762	$ 16.51	4.71	$ 15,860
Exercisable August 31, 2008	5,133	$ 13.86	4.04	$ 15,860

The total intrinsic value of options exercised during the years ended August 31, 2008, 2007 and 2006 was $10,992, $19,408 and $19,567, respectively. At August 31, 2008, total remaining unrecognized compensation cost related to unvested stock-based arrangements was $13,352 and is expected to be recognized over a weighted average period of 1.7 years.

Stock Repurchase Program

During fiscal year 2007, the Board authorized a "modified Dutch auction" tender offer that resulted in the repurchase of 15,918 shares of common stock at a purchase price of $23.00 per share for a total purchase price of $366,117 in October 2006. Costs incurred in relation to the tender offer totaled $1,205 and are included in treasury stock, resulting in an average cost of $23.08 per share for the tender offer shares. Subsequent to the

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

tender offer, the Board authorized the continuation of the stock repurchase program. On January 31, 2007, the Board of Directors approved an increase in the stock repurchase program from $10,705 to $100,000, followed by an additional authorization on August 2, 2007 of $75,000 and extension of the program through August 31, 2008. Pursuant to this program, the company acquired 1,498 and 9,574 shares for a total cost of $32,196 and $211,135 during fiscal year 2008 and 2007, respectively. The remaining $10,375 authorized for repurchase expired August 31, 2008.

Accumulated Other Comprehensive Income

In August 2006, the company entered into a forward starting swap agreement with a financial institution to hedge part of the interest rate risk associated with the pending securitized debt transaction. The forward starting swap was designated as a cash flow hedge, and was subsequently settled in conjunction with the closing of the Class A-2 notes, as planned. The loss resulting from settlement was recorded net of tax in accumulated other comprehensive income and is being amortized to interest expense over the expected term of the debt. See Note 9 for additional information.

13. Segment Information

FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes annual and interim reporting standards for an enterprise's operating segments. Operating segments are generally defined as components of an enterprise about which separate discrete financial information is available as the basis for management to allocate resources and assess performance.

Prior to the second quarter of fiscal year 2008, the company reported financial information as one business segment operating in the quick-service restaurant industry. Based on internal reporting and management structure, the company has determined that it has two reportable segments: Partner Drive-Ins and Franchise Operations. The Partner Drive-Ins segment consists of the drive-in operations in which the company owns a majority interest and derives its revenues from operating drive-in restaurants. The Franchise Operations segment consists of franchising activities and derives its revenues from royalties and initial franchise fees received from franchisees. The accounting policies of the segments are described in the Summary of Significant Accounting Policies. Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources between segments.

The following table presents the revenues and income from operations for each reportable segment, along with reconciliation to reported revenue and income from operations:

	2008	2007	2006
Revenues:			
Partner Drive-Ins	$ 671,151	$ 646,915	$ 585,832
Franchise Operations	127,111	115,626	102,910
Unallocated revenues	6,451	7,928	4,520
	$ 804,713	$ 770,469	$ 693,262
Income from Operations:			
Partner Drive-Ins	$ 123,049	$ 126,739	$ 117,205
Franchise Operations	127,111	115,626	102,910
Unallocated revenues	6,451	7,928	4,520
Unallocated expenses:			
Selling, general and administrative	(61,179)	(58,736)	(52,048)
Depreciation and amortization	(50,653)	(45,103)	(40,696)
Provision for impairment of long-lived assets	(571)	(1,165)	(264)
	$ 144,208	$ 145,289	$ 131,627

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

14. Net Revenue Incentive Plan

The company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the company's Board of Directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The company recognized as expense incentive bonuses of $1,324, $2,943, and $3,247 during fiscal years 2008, 2007 and 2006, respectively.

15. Employment Agreements

The company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $9,263 at August 31, 2008 due to loss of employment in the event of a change in control (as defined in the contracts).

16. Contingencies

The company is involved in various legal proceedings and has certain unresolved claims pending. Based on the information currently available, management believes that all claims currently pending are either covered by insurance or would not have a material adverse effect on the company's business or financial condition.

The company initiated a new agreement with Irwin Franchise Capital Corporation ("Irwin") in September 2006, pursuant to which existing Sonic franchisees may qualify with Irwin to finance drive-in retrofit projects. The agreement provides that Sonic will guarantee at least $250 of such financing, limited to 5% of the aggregate amount of loans, not to exceed $2,500. As of August 31, 2008, the total amount guaranteed under the Irwin agreement was $695. The agreement provides for release of Sonic's guarantee on individual loans under the program that meet certain payment history criteria at the mid-point of each loan's term. Existing loans under the program have terms through 2015. In the event of default by a franchisee, the company is obligated to pay Irwin the outstanding balances, plus limited interest and charges up to Sonic's guarantee limitation. Irwin is obligated to pursue collections as if Sonic's guarantee were not in place, therefore, providing recourse with the franchisee under the notes. The company is not aware of any defaults under this program. The company's liability for this guarantee, which is based on fair value, is $271 as of August 31, 2008.

The company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5,000. As of August 31, 2008, the total amount guaranteed under the GEC agreement was $1,532. The company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2013. In the event of default by a franchisee, the company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes. Based on the ending date for this program, no liability is required for these guarantees.

The company has obligations under various lease agreements with third-party lessors related to the real estate for Partner Drive-Ins that were sold to franchisees. Under these agreements, the company remains secondarily liable for the lease payments for which it was responsible as the original lessee. As of August 31, 2008, the amount remaining under guaranteed lease obligations for which no liability has been provided totaled $5,071. In addition, capital lease obligations totaling $1,012 are still reflected as liabilities as of August 31, 2008 for properties sold to franchisees. At this time, the company has no reason to anticipate any default under the foregoing leases.

Effective November 30, 2005, the company extended a note purchase agreement to a bank that serves to guarantee the repayment of a franchisee loan and also benefits the franchisee with a lower financing rate. In the event of default by the franchisee, the company would purchase the franchisee loan from the bank, thereby becoming the note holder and providing an avenue of recourse with the franchisee. As of August 31, 2008, the balance of the loan was $1,135, and an immaterial liability has been provided for the fair value of this guarantee.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

17. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter	
	2008	2007	2008	2007
Income statement data:				
Partner Drive-In sales	$ 159,285	$ 146,419	$ 147,139	$ 137,007
Other	30,896	28,371	27,482	24,445
Total revenues	190,181	174,790	174,621	161,452
Partner Drive-In operating expenses	129,174	119,480	119,497	112,050
Selling, general and administrative	14,914	14,033	15,540	14,401
Other	12,206	10,758	12,793	11,099
Total expenses	156,294	144,271	147,830	137,550
Income from operations	33,887	30,519	26,791	23,902
Debt extinguishment and other costs	-	1,258	-	4,818
Interest expense, net	11,980	5,759	12,214	10,304
Income before income taxes	21,907	23,502	14,577	8,780
Provision for income taxes	8,324	8,216	5,324	2,555
Net income	$ 13,583	$ 15,286	$ 9,253	$ 6,225
Net income per share:				
Basic	$ 0.22	$ 0.20	$ 0.15	$ 0.09
Diluted	$ 0.22	$ 0.19	$ 0.15	$ 0.09
Weighted average shares outstanding:				
Basic	60,772	76,606	60,303	67,325
Diluted	63,065	79,489	62,384	70,026

18. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

The following methods and assumptions were used by the company in estimating its fair values of financial instruments:

Cash and cash equivalents—Carrying value approximates fair value due to the short duration to maturity.

Notes receivable—For variable rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates that would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2008 and 2007, carrying values approximate their estimated fair values.

Borrowed funds—Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings as similar as available in terms of amounts and terms to those currently outstanding. There are few leveraged loan transactions occurring in the current market. The rate spread used in our discounted cash flow analysis was from transactions with lower ratings; thus, we believe the rate assumed is conservatively high.

The carrying amounts, including accrued interest, and estimated fair values of the company's fixed-rate borrowings at August 31, 2008 were $574,193 and $517,315, respectively, and at August 31, 2007 were $594,364 and $591,668, respectively. Carrying values for variable-rate borrowings approximate their fair values.

Notes to Consolidated Financial Statements

August 31, 2008, 2007 and 2006 (In thousands, except per share data)

Third Quarter		Fourth Quarter		Full Year	
2008	2007	2008	2007	2008	2007
$ 178,338	$ 175,027	$ 186,389	$ 188,462	$ 671,151	$ 646,915
34,660	34,894	40,524	35,844	133,562	123,554
212,998	209,921	226,913	224,306	804,713	770,469
144,514	139,402	154,917	149,244	548,102	520,176
15,716	15,236	15,009	15,066	61,179	58,736
13,044	11,967	13,181	12,444	51,224	46,268
173,274	166,605	183,107	176,754	660,505	625,180
39,724	43,316	43,806	47,552	144,208	145,289
–	–	–	–	–	6,076
11,968	10,921	11,765	11,346	47,927	38,330
27,756	32,395	32,041	36,206	96,281	100,883
10,517	11,747	11,797	14,173	35,962	36,691
$ 17,239	$ 20,648	$ 20,244	$ 22,033	$ 60,319	$ 64,192
$ 0.29	$ 0.32	$ 0.34	$ 0.35	$ 1.00	$ 0.94
$ 0.28	$ 0.31	$ 0.33	$ 0.34	$ 0.97	$ 0.91
60,167	64,985	60,370	63,162	60,403	68,019
62,023	67,408	61,609	65,445	62,270	70,592

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Sonic Corp.

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2008 and 2007, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 2008. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sonic Corp.'s internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 28, 2008, expressed an unqualified opinion thereon.

As discussed in Note 11 to the consolidated financial statements, in fiscal year 2008 the company adopted Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes."

Ernst + Young LLP

Oklahoma City, Oklahoma
October 28, 2008

Management's Report on Internal Control over Financial Reporting

The management of the company is responsible for establishing and maintaining adequate internal control over financial reporting. The company's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of August 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of August 31, 2008, the company's internal control over financial reporting is effective based on those criteria.

The company's independent registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of Sonic Corp.

We have audited Sonic Corp.'s internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sonic Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sonic Corp. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sonic Corp. as of August 31, 2008 and 2007, and the related consolidated statements of income, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 2008 of Sonic Corp. and our report dated October 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Oklahoma City, Oklahoma
October 28, 2008

Directors and Officers

Board of Directors

J. Clifford Hudson
Chairman and
Chief Executive Officer
Sonic Corp.

Leonard Lieberman [1,3]
Private Investor

Michael J. Maples [1,3]
Former Executive Vice President
and Member of the Office of
the President
Microsoft Corporation

J. Larry Nichols [1,2]
Chairman of the Board and
Chief Executive Officer
Devon Energy Corporation

Federico F. Peña [1,3]
Managing Director
Vestar Capital Partners

H. E. "Gene" Rainbolt [1,2]
Chairman
BancFirst

Frank E. Richardson [1,2,4]
Chairman
F. E. Richardson & Co., Inc.

Robert M. Rosenberg [1,3]
Retired President and
Chief Executive Officer
Allied-Domecq Retailing U.S.A.

Chairman Emeritus

Troy N. Smith, Sr.
Founder of Sonic Drive-Ins

Director Emeritus

E. Dean Werries
Retired Chairman and Chief
Executive Officer
Fleming Companies, Inc.

[1] Member of the Nominating and Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Independent Director

Officers

J. Clifford Hudson
Chairman and
Chief Executive Officer

W. Scott McLain
President of Sonic Corp. and
President of Sonic Industries
Services Inc.
(the company's franchising
subsidiary)

E. Edward Saroch
President of Sonic Restaurants, Inc.
(the company's restaurant-operating
subsidiary)

Stephen C. Vaughan
Executive Vice President and
Chief Financial Officer

Renee G. Shaffer
Vice President and
Chief Information Officer

Robert J. Geresi
Senior Vice President of Field Services

Mitchell W. Gregory
Senior Vice President of Concept
Development & Distribution

Andrew G. Ritger, Jr.
Senior Vice President
of Development

Nancy L. Robertson
Senior Vice President
of Communications

Paige S. Bass
Vice President and General Counsel

Alan Cantrell
Vice President of Field Finance

Jeffry D. Carper
Vice President of Field Marketing

Carolyn C. Cummins
Vice President of Compliance
and Secretary

Richard Ganson
Vice President of Operations

Terry D. Harryman
Vice President and Controller

Keith O. Jossell
Vice President of Franchise Finance

William Klearman
Vice President of Retail Technology

Dominic Losacco
Vice President of Channel Marketing

Paul Macaluso
Vice President of Marketing

Roy M. Maines
Vice President of Operations

Dino Medina
Vice President of Development

Diane L. Prem
Vice President of New Franchisee
Field Services

Stephen P. Reed
Vice President of Supply Chain
Management

Margaret R. Ricks
Vice President of Operations

Jean-Pierre Salama
Vice President of Training

Claudia San Pedro
Vice President of Investor Relations
and Treasurer

Richard A. Schwabauer
Vice President of Operations

S. Brad Sheriff
Vice President of Brand Technology

Sharon T. Strickland
Vice President of People

C. Nelson Taylor
Vice President of Operations Services

David A. Vernon
Vice President of Franchise Sales

Taylor Warner
Vice President of Real Estate

Charles B. Woods
Vice President of Tax

M. Anne Burkett
Principal Internal Auditor

Corporate Information

Corporate Offices
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

Web Address
www.sonicdrivein.com

Stock Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
or
250 Royall Street
Canton, Massachusetts 02021
800/884-4225
web.queries@computershare.com
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Oklahoma City, Oklahoma

Annual Meeting

Our 2009 Annual Meeting of Stockholders will be held at 1:30 p.m. Central Standard Time on January 15, 2009, at our Corporate Offices, 4th Floor, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

Annual Report on Form 10-K

A copy of our annual report on Form 10-K for the year ended August 31, 2008, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Stephen C. Vaughan, Executive Vice President and Chief Financial Officer, at our Corporate Offices. In addition, we make available free of charge through our website at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the Securities and Exchange Commission. The reports are available as soon as reasonably practicable after we electronically file such material with the SEC, and may be found under "SEC-All" in the "Investor Info" section of the website.

Forward-Looking Statements

Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See Management's Discussion and Analysis for a more complete discussion of forward-looking statements, how we identify those statements, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

Stock Market Information

Our common stock trades on the NASDAQ Global Select Market under the symbol SONC. At November 20, 2008, we had approximately 39,000 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth our high and low sales prices for the company's common stock during each fiscal quarter within the two most recent fiscal years.

	Fiscal Year Ended August 31, 2008	
	High	Low
First Quarter	$ 26.19	$ 21.57
Second Quarter	$ 24.65	$ 18.53
Third Quarter	$ 23.33	$ 18.54
Fourth Quarter	$ 19.38	$ 12.50

	Fiscal Year Ended August 31, 2007	
	High	Low
First Quarter	$ 24.23	$ 21.55
Second Quarter	$ 24.75	$ 21.24
Third Quarter	$ 25.09	$ 20.58
Fourth Quarter	$ 24.98	$ 20.02

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that our Board may consider relevant.

The following graph compares the cumulative five-year total return attained by stockholders on Sonic Corp. common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Retail Trade index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on 8/31/2003 and its relative performance is tracked through 8/31/2008.

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative return for Sonic Corp. common stock against the NASDAQ Composite Index and the NASDAQ Retail Trade Index.



$250
$200
$150
$100
8/31/03
8/31/04
8/31/05
8/31/06
8/31/07
8/31/08
Sonic Corp.
NASDAQ Composite
NASDAQ Retail Trade

SONIC America's Drive-In®

300 Johnny Bench Drive • Oklahoma City, Oklahoma 73104
405/225-5000 • www.sonicdrivein.com

END